                      File No. 333-74993
              Investment Company Act No. 811-5065

    Filer:  MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST


    MORGAN STANLEY HIGH-TECHNOLOGY 35 INDEX PORTFOLIO 99-2*


              SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549


                        AMENDMENT NO. 1
                              TO
                           FORM S-6



For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

     A.   Exact name of Trust:


          MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST,
          MORGAN STANLEY HIGH-TECHNOLOGY 35 INDEX PORTFOLIO 99-2


     B.   Name of Depositor:

          DEAN WITTER REYNOLDS INC.

     C. Complete address of Depositor's principal executive office:

          DEAN WITTER REYNOLDS INC.
          Two World Trade Center
          New York, New York  10048

     D.   Name and complete address of agents for service:

          MR. MICHAEL D. BROWNE
          DEAN WITTER REYNOLDS INC.
          Unit Trust Department
          Two World Trade Center - 59th Floor
          New York, New York  10048

____________________

*  Formerly "Morgan Stanley Dean Witter Select Equity Trust,
   Morgan Stanley High-Technology 35 Index Trust Series 2"

          Copy to:

          KENNETH W. ORCE, ESQ.
          CAHILL GORDON & REINDEL
          80 Pine Street
          New York, New York  10005

     E.   Total and amount of securities being registered:

          An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Invest-ment Company Act of 1940, as amended

     F. Proposed maximum offering price to the public of the securities being registered:

          Indefinite

     G.   Amount of filing fee:

          N/A

     H.   Approximate date of proposed sale to public:

          AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF
          THE REGISTRATION STATEMENT


    /X/ Check box if it is proposed that this filing will be-come effective immediately upon filing on April 14, 1999 pursuant to Rule 487.

        MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST,
    MORGAN STANLEY HIGH-TECHNOLOGY 35 INDEX PORTFOLIO 99-2


                     Cross Reference Sheet

            Pursuant to Rule 404(c) of Regulation C
               under the Securities Act of 1933

         (Form N-8B-2 Items required by Instruction 1
                 as to Prospectus on Form S-6)

Form N-8B-2                              Form S-6
Item Number                              Heading in Prospectus
-----------                              ---------------------


     I.  ORGANIZATIONAL AND GENERAL INFORMATION

 1.  (a)  Name of Trust                ) Front Cover
     (b)  Title of securities issued   )

 2.  Name and address of Depositor     ) Table of Contents

 3.  Name and address of Trustee       ) Table of Contents

 4.  Name and address of principal     ) Table of Contents
     Underwriter                       )

 5.  Organization of Trust             ) Introduction

 6.  Execution and termination of In-  ) Introduction; Amend-
     denture                           ) ment and Termination
                                       ) of the Indenture

 7.  Changes of name                   ) Included in Form
                                       ) N-8B-2

 8.  Fiscal Year                       ) Included in Form
                                       ) N-8B-2

 9.  Litigation                        ) *

     II.  GENERAL DESCRIPTION OF THE TRUST
          AND SECURITIES OF THE TRUST


____________________

*  Not applicable, answer negative or not required.

Form N-8B-2                              Form S-6
Item Number                              Heading in Prospectus
-----------                              ---------------------


10.  General Information regarding     )
     Trust's Securities and Rights of  )
     Holders                           )

     (a)  Type of Securities           ) Rights of Unit Hold-
          (Registered or Bearer)       ) ers

     (b)  Type of Securities           ) Administration of the
          (Cumulative or Distribu-     ) Trust-Distribution
          tive)                        )

     (c)  Rights of Holders as to      ) Redemption; Public
          withdrawal or redemption     ) Offering of Units-
                                       ) Secondary Market

     (d)  Rights of Holders as to        Public Offering of
          conversion, transfer, par-   ) Units-Secondary Mar-
          tial redemption and similar  ) ket; Exchange Option;
          matters                      ) Redemption; Rights of
                                       ) Unit Holders-Certifi-
                                       ) cates

     (e)  Lapses or defaults with re-  ) *
          spect to periodic payment    )
          plan certificates            )

     (f)  Voting rights as to Securi-  ) Rights of Unit
          ties under the Indenture     ) Holder-Certain Limi-
                                       ) tations; Amendment
                                       ) and Termination of
                                       ) the Indenture

     (g)  Notice to Holders as to      )
          change in                    )

          (1)  Composition of assets   ) Administration of the
               of Trust                ) Trust-Reports to Unit
                                       ) Holders; The Trust-
                                       ) Summary Description
                                       ) of the Portfolios
                                       )
          (2)  Terms and Conditions    ) Amendment and Termi-
               of Trust's Securities   ) nation of the Inden-
                                       ) ture


____________________

*  Not applicable, answer negative or not required

Form N-8B-2                              Form S-6
Item Number                              Heading in Prospectus
-----------                              ---------------------


          (3)  Provisions of Inden-    ) Amendment and Termi-
               ture                    ) nation of the Inden-
                                       ) ture

          (4)  Identity of Depositor   ) Sponsor; Trustee
               and Trustee             )

     (h)  Security Holders Consent     )
          required to change           )

          (1)  Composition of assets   ) Amendment and Termi-
          of Trust                     ) nation of the Inden-
                                       ) ture

          (2)  Terms and conditions    ) Amendment and Termi-
          of Trust's Securities        ) nation of the Inden-
                                       ) ture

          (3)  Provisions of Inden-    ) Amendment and Termi-
          ture                         ) nation of the Inden-
                                       ) ture

          (4)  Identity of Depositor   ) *
          and Trustee                  )

     (i)  Other principal features of  ) Cover of Prospectus;
          the Trust's Securities       ) Tax Status

11.  Type of securities comprising     ) The Trust-Summary De-
     units                             ) scription of the
                                       ) Portfolios; Objec-
                                       ) tives and Securities
                                       ) Selection; The Trust-
                                       ) Special Considera-
                                       ) tions

12.  Type of securities comprising     ) *
     periodic payment certificates     )


____________________

*  Not applicable, answer negative or not required

Form N-8B-2                              Form S-6
Item Number                              Heading in Prospectus
-----------                              ---------------------


13.  (a)  Load, fees, expenses, etc.   ) Summary of Essential
                                       ) Information; Public
                                       ) Offering of Units-
                                       ) Public Offering
                                       ) Price;-Profit of
                                       ) Sponsor;-Volume Dis-
                                       ) count; Expenses and
                                       ) Charges

     (b)  Certain information regard-  ) *
          ing periodic payment cer-    )
          tificates                    )

     (c)  Certain percentages          ) Summary of Essential
                                       ) Information; Public
                                       ) Offering of Units-
                                       ) Public Offering
                                       ) Price; -Profit of
                                       ) Sponsor;-Volume Dis-
                                       ) count

     (d)  Price differentials          ) Public Offering of
                                       ) Units-Public Offering
                                       ) Price

     (e)  Certain other loads, fees,   ) Rights of Unit Hold-
          expenses, etc. Payable by    ) ers-Certificates
          holders                      )

     (f)  Certain profits receivable   ) Redemption-Purchase
          by depositor, principal un-  ) by the Sponsors of
          derwriters, trustee or af-   ) Units Tendered for
          filiated persons             ) Redemption

     (g)  Ratio of annual charges to   ) *
          income                       )

14.  Issuance of trust's securities    ) Introduction; Rights
                                       ) of Unit Holders-
                                       ) Certificates

15.  Receipt and handling of payments  ) Public Offering of
     from purchasers                   ) Units-Profit of Spon-
                                       ) sor


____________________

*  Not applicable, answer negative or not required

Form N-8B-2                              Form S-6
Item Number                              Heading in Prospectus
-----------                              ---------------------


16.  Acquisition and disposition of    ) Introduction; Amend-
     underlying securities             ) ment and Termination
                                       ) of the Indenture; Ob-
                                       ) jectives and Securi-
                                       ) ties Selection; The
                                       ) Trust-Summary De-
                                       ) scription of the
                                       ) Portfolio; Sponsor-
                                       ) Responsibility

17.  Withdrawal or redemption          ) Redemption; Public
                                       ) Offering of Units-Sec-
                                       ) ondary Market

18.  (a)  Receipt and disposition of   ) Administration of the
          income                       ) Trust; Reinvestment
                                       ) Programs

     (b)  Reinvestment of distribu-    ) Reinvestment Programs
          tions                        )

     (c)  Reserves or special fund     ) Administration of the
                                       ) Trust-Distribution

     (d)  Schedule of distribution     ) *

19.  Records, accounts and report      ) Administration of the
                                       ) Trust-Records and Ac-
                                       ) counts;-Reports to
                                       ) Unit Holders

20.  Certain miscellaneous provisions  ) Amendment and Termi-
     of trust agreement                ) nation of the Inden-
                                       ) ture; Sponsor-
                                       ) Limitation on Liabil-
                                       ) ity-Resignation;
                                       ) Trustee-Limitation on
                                       ) Liability-Resignation

21.  Loans to security holders         ) *

22.  Limitations on liability of de-   ) Sponsor, Trustee;
     positor, trustee, custodian,      ) Evaluator-Limitation
     etc.                              ) on Liability


____________________

*  Not applicable, answer negative or not required

Form N-8B-2                              Form S-6
Item Number                              Heading in Prospectus
-----------                              ---------------------


23.  Bonding arrangements              ) Included in Form N-
                                       ) 8B-2

24.  Other material provisions of      ) *
     trust agreement                   )

     III.  ORGANIZATION PERSONNEL AND
           AFFILIATED PERSONS OF DEPOSITOR

25.  Organization of Depositor         ) Sponsor

26.  Fees received by Depositor        ) Expenses and Charges-
                                       ) fees; Public Offering
                                       ) of Units-Profit of
                                       ) Sponsor

27.  Business of Depositor             ) Sponsor and Included
                                       ) in Form N-8B-2

28.  Certain information as to offi-   ) Included in Form
     cials and affiliated persons of   ) N-8B-2
     Depositor                         )

29.  Voting securities of Depositor    ) Included in Form
                                       ) N-8B-2

30.  Persons controlling Depositor     ) *

31.  Compensation of Officers and Di-  ) *
     rector of Depositor               )

32.  Compensation of Directors of De-  ) *
     positor                           )

33.  Compensation of employees of De-  ) *
     positor                           )

34.  Remuneration of other persons     ) *
     for certain services rendered to  )
     trust

     IV.  DISTRIBUTION AND REDEMPTION OF SECURITIES


____________________

*  Not applicable, answer negative or not required

Form N-8B-2                              Form S-6
Item Number                              Heading in Prospectus
-----------                              ---------------------


35.  Distribution of trust's securi-   ) Public Offering of
     ties by states                    ) Units-Public Distri-
                                       ) bution

36.  Suspension of sales of trust's    ) *
     securities                        )

37.  Revocation of authority to dis-   ) *
     tribute                           )

38.  (a)  Method of distribution       ) Public Offering of
     (b)  Underwriting agreements      ) Units
     (c)  Selling agreements           )

39.  (a)  Organization of principal    ) Sponsor
          underwriter                  )
     (b)  N.A.S.D. membership of       )
          principal underwriter        )

40.  Certain fees received by princi-  ) Public Offering of
     pal underwriter                   ) Units-Profit of Spon-
                                       ) sor

41.  (a)  Business of principal un-    ) Sponsor
          derwriter                    )
     (b)  Branch offices of principal  ) *
          underwriter                  )
     (c)  Salesman of principal un-    ) *
          derwriter                    )

42.  Ownership of trust's securities   ) *
     by certain persons                )

43.  Certain brokerage commissions     ) *
     received by principal under-      )
     writer                            )

44.  (a)  Method of valuation          ) Public Offering of
                                       ) Units
     (b)  Schedule as to offering      ) *
          price                        )
     (c)  Variation in offering price  ) Public Offering of
          to certain persons           ) Units-Volume Dis-
                                       ) count; Exchange op-
                                       ) tion


____________________

*  Not applicable, answer negative or not required

Form N-8B-2                              Form S-6
Item Number                              Heading in Prospectus
-----------                              ---------------------


45.  Suspension of redemption rights   ) *

46.  (a)  Redemption valuation         ) Public Offering of
                                       ) Units-Secondary Mar-
                                       ) ket; Redemption
     (b)  Schedule as to redemption    ) *
          price                        )

47.  Maintenance of position in un-    ) See items 10(d), 44
     derlying securities               ) and 46

     V. INFORMATION CONCERNING THE
        TRUSTEE OR CUSTODIAN

48.  Organization and regulation of    ) Trustee
     Trustee                           )

49.  Fees and expenses of Trustee      ) Expenses and Charges

50.  Trustee's lien                    ) Expenses and Charges

     VI.  INFORMATION CONCERNING INSURANCE OF
          HOLDERS OF SECURITIES

51.  (a)  Name and address of Insur-   ) *
          ance Company                 )
     (b)  Type of policies             ) *
     (c)  Type of risks insured and    ) *
          excluded                     )
     (d)  Coverage of policies         ) *
     (e)  Beneficiaries of policies    ) *
     (f)  Terms and manner of cancel-  ) *
          lation                       )
     (g)  Method of determining pre-   ) *
          miums                        )
     (h)  Amount of aggregate premi-   ) *
          ums paid                     )
     (i)  Persons receiving any part   ) *
          of premiums                  )
     (j)  Other material provisions    ) *
          of the Trust relating to     )
          insurance                    )

     VII.  POLICY OF REGISTRANT


____________________

*  Not applicable, answer negative or not required

Form N-8B-2                              Form S-6
Item Number                              Heading in Prospectus
-----------                              ---------------------


52.  (a)  Method of selecting and      ) Introduction Objec-
          eliminating securities from  ) tives and Securities
          the Trust                    ) Selection; The Trust-
                                       ) Summary Description
                                       ) of the Portfolio
                                       ) Sponsor-Responsi-
                                       ) bility

     (b)  Elimination of securities    ) *
          from the Trust               )

     (c)  Substitution and elimina-    ) Introduction Objec-
          tion of securities from the  ) tives and Securities
          Trust                        ) Selection; Sponsor-
                                       ) Responsibility;

     (d)  Description of any funda-    ) *
          mental policy of the Trust   )

53.  Taxable status of the Trust       ) Cover of Prospectus;
                                       ) Tax Status

     VIII.  FINANCIAL AND STATISTICAL INFORMATION

54.  Information regarding the         ) *
     Trust's past ten fiscal years     )

55.  Certain information regarding     ) *
     periodic payment plan certifi-    )
     cates                             )

56.  Certain information regarding     ) *
     periodic payment plan certifi-    )
     cates                             )

57.  Certain information regarding     ) *
     periodic payment plan certifi-    )
     cates                             )

58.  Certain information regarding     ) *
     periodic payment plan certifi-    )
     cates                             )

59.  Financial statements              ) Statement of Finan-
     (Instruction 1(c) to Form S-6)    ) cial Condition


____________________

*  Not applicable, answer negative or not required

[LOGO] MORGAN STANLEY DEAN WITTER
SELECT EQUITY TRUST


MORGAN STANLEY HIGH-TECHNOLOGY
35 INDEX-SM- PORTFOLIO 99-2

--------------------------------------------------------------------------------

(A Unit Investment Trust)
 -----------------------------------------------------------------------------


Trust objective: to provide capital appreciation through an investment for approximately 1 year in a fixed Portfolio consisting of the 35 common stocks that comprise the Morgan Stanley High-Technology 35 Index as of April 13, 1999. The Index was created by Morgan Stanley & Co. Incorporated and is a broad-market index that exclusively contains stocks of the electronics-based technology industry.


The value of the Units of the Trust will fluctuate with the value of the Portfolio of underlying Securities, and dividends may fluctuate or not be paid.

AN INVESTMENT IN THE TRUST IS NOT A DEPOSIT OF THE BANK AND IS NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. INVESTMENT IN UNITS OF THE TRUST IS SUBJECT TO INVESTMENT RISK, INCLUDING THE POSSIBLE LOSS OF THE PRINCIPAL AMOUNT INVESTED.

           SPONSOR                         TRUSTEE
------------------------------  ------------------------------
  Dean Witter Reynolds Inc.          The Bank of New York
     2 World Trade Center             101 Barclay Street
   New York, New York 10048        New York, New York 10286

--------------------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.


                        PROSPECTUS DATED APRIL 14, 1999

                        SUMMARY OF ESSENTIAL INFORMATION
                 MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST

             MORGAN STANLEY HIGH-TECHNOLOGY 35 INDEX PORTFOLIO 99-2


               AS OF APRIL 13, 1999, THE INITIAL DATE OF DEPOSIT



Aggregate Value at the Evaluation Time of Securities in Trust.........  $246,718.67
Number of Units(1)....................................................       24,896
Fractional Undivided Interest in the Trust Represented by Each Unit...   1/24,896th
Public Offering Price Per 100 Units:
    Value of Securities in the Trust..................................  $    988.53
    Plus Value of Securities for Organization Costs(2)................         2.47
    Total Value of Securities.........................................       991.00
    Plus Sales Charge of 2.90% of Public Offering Price(3) (2.927% of
     the amount invested in Securities)...............................        29.00
    Less Deferred Sales Charge per 100 Units..........................       (20.00)
                                                                        -----------
    Public Offering Price per 100 Units(4)............................  $  1,000.00
                                                                        -----------
                                                                        -----------
Sponsor's Repurchase Price per 100 Units and Redemption Price per 100
  Units (based on the value of the underlying Securities, $29.00 less
  than the Public Offering Price per 100 Units)(5)....................  $    971.00
                                                                        -----------
                                                                        -----------



Evaluation Time: 4:00 p.m., New York time.

Minimum Purchase: The minimum initial investment is $1,000 ($100 if the initial purchase is through an IRA). The minimum subsequent investment is $100.

Distributions will be made on the Distribution Dates (October 15, 1999 and on or about July 26, 2000) to holders of record on the immediately preceeding Record Date (October 1, 1999 and July 19, 2000).

The Mandatory Termination Date of the Trust is July 19, 2000, although the Trust may terminate earlier if the value of the Trust at any time is less than 40% of the market value of the Securities deposited into the Trust.
If you wish to receive Securities in-kind, you must elect prior to the in-kind Distribution Date of June 20,
2000. During the 20 business day period after that date, the Liquidation Period, the remaining Securities will be sold and the final distribution made (without interest on these proceeds) within 5 business days after the proceeds of the last sale are received by the Trust.

------------------------

    (1)The number of Units will increase as the Sponsor deposits additional Securities into the Trust. See "Unit Creation--Deposit of Securities" in Part B.

    (2)Unit Holders will bear Organization Costs, which include the cost of preparation and printing of the Indenture, Registration Statement and other documents relating to the Trust, Federal and State registration fees and costs, initial fees of the Trustee, and legal and auditing expenses. At the close of the initial offering period, Securities will be sold or cash will be used to reimburse the Sponsor for its advancements towards Organization Costs. Organization Costs per Unit have been estimated based on a Trust with $50 million of assets. If the assets of the Trust are less than such amount, the Organization Costs per Unit is likely to be greater than the estimate shown.


    (3)You will pay a maximum total sales charge of 2.9% of the Public Offering Price. The sales charge has two components, an Initial Sales Charge and a Deferred Sales Charge. The Initial Sales Charge is calculated by subtracting the Deferred Sales Charge of $20 per 100 Units from the total sales charge. On the date of this Summary of Essential Information, the Initial Sales Charge is $9.00 per 100 Units (0.9% of the Public Offering Price). The amount of the Initial Sales Charge will change and may be more than $9.00 per 100 Units as the value of the Securities changes after the Initial Date of Deposit. The Initial Sales Charge is reduced if you purchase Units with a value of $25,000 or more. (See "Public Offering of Units--Volume Discount"). You will pay a sales charge on all of the Securities, including the Securities held to pay Organization Costs.


     To pay the Deferred Sales Charge, the Trustee will sell Trust assets equal to $2.50 per 100 Units on each Deferred Sales Charge Payment Date (the last business day of each month, over an 8 month period beginning July 30, 1999). If you sell, redeem or exchange your Units before the last Deferred Sales Charge Payment Date, the proceeds payable to you will be reduced by the amount of any unpaid Deferred Sales Charge. Units that you purchase through the Reinvestment Program will be subject to the Deferred Sales Charge that remains at the time of reinvestment (see "Reinvestment Program").

    (4)This is the price as of the Initial Date of Deposit only and will change on subsequent dates.


    (5)This is the price as of the Initial Date of Deposit only and will change on subsequent dates. This price reflects deductions for remaining Deferred Sales Charge payments ($20.00 per 100 Units initially). In addition, after the initial offering period, the repurchase and cash redemption prices will be further reduced to reflect the Trust's estimated brokerage costs of selling Securities to meet redemptions, currently estimated at $1.25 per 100 Units.

                                     FEE TABLE

THIS FEE TABLE IS INTENDED TO HELP YOU TO UNDERSTAND THE COSTS AND EXPENSES THAT YOU WILL BEAR DIRECTLY OR INDIRECTLY. SEE PUBLIC OFFERING OF UNITS AND EXPENSES AND CHARGES. ALTHOUGH THE TRUST HAS A TERM OF APPROXIMATELY ONE YEAR, AND IS A UNIT INVESTMENT TRUST RATHER THAN A MUTUAL FUND, THIS INFORMATION IS PRESENTED TO PERMIT A COMPARISON OF FEES AND EXPENSES, ASSUMING THE PRINCIPAL AMOUNT AND DISTRIBUTIONS ARE EXCHANGED EACH YEAR INTO A NEW TRUST SUBJECT ONLY TO THE DEFERRED SALES CHARGE AND TRUST EXPENSES.


                                                                                  AMOUNT PER
                                                                                    $1,000
                                                                                  INVESTMENT
UNIT HOLDER TRANSACTION EXPENSES                                                 IN 100 UNITS
-----------------------------------------------------------------                -------------
Initial Sales Charge Imposed on Purchase.........................  0.90%(a)      $     9.00
Deferred Sales Charge per Year...................................  2.00%(a)           20.00
                                                                   -----             ------
Maximum Sales Charge per Year....................................  2.90%         $    29.00
                                                                   -----             ------
                                                                   -----             ------

Maximum Sales Charge Imposed Per Year on Reinvested Dividends....                $    20.00(b)

ORGANIZATION COSTS...............................................  0.247%        $     2.47



ESTIMATED ANNUAL TRUST OPERATING EXPENSES
 (AS A PERCENTAGE OF AVERAGE NET ASSETS) (c)
  Trustee's Fee including Estimated Expenses (d).................  0.100%        $     1.00
  Sponsor's Portfolio Supervision Fee (d)........................  0.025               0.25
  Bookkeeping and Administrative Fees............................    --                  --
  Other Operating Expenses.......................................    --                  --
                                                                   -----             ------
      Total......................................................  0.125%        $     1.25

                                      EXAMPLE


                                                                                       CUMULATIVE EXPENSES PAID FOR PERIOD
                                                                                 ------------------------------------------------
                                                                                   1 YEAR       3 YEARS     5 YEARS    10 YEARS
                                                                                 -----------  -----------  ---------  -----------
An investor would pay the following expenses on a $10,000 investment, assuming an estimated operating expense ratio and organization cost of 0.372% and a 5% annual return on the investment throughout
 the periods...................................................................   $     327    $     816   $   1,331   $   2,742

The Example assumes all dividends and distributions will be reinvested and uses a 5% annual rate of return as mandated by
Securities and Exchange Commission regulations applicable to mutual funds. For purposes of the Example, the Deferred Sales Charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment. Because the reductions to the repurchase and cash redemption prices described in footnote 5 on page ii apply only to the secondary market, these reductions have not been reflected in the figures above. The Example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and rate of return may be more or less than those assumed for purposes of the Example.


                              -------------------

(a) The Initial Sales Charge is actually the difference between 2.90% and the Deferred Sales Charge of $20.00 per 100 Units; it will exceed 0.90% if the Public Offering Price exceeds $1,000 per 100 Units.

     The Deferred Sales Charge is paid at a rate of $2.50 per 100 Units per month on each of the 8 Deferred Sales Charge Payment Dates, irrespective of the purchase or redemption price per Unit. If a Holder sells Units before all of these payments have been made, any unpaid Deferred Sales Charge will be deducted from the sales proceeds. If the Unit purchase price exceeds $1000 per 100 Units, the Deferred Sales Charge will be less than 2.00%; if the Unit purchase price is less than $1000 per 100 Units, the Deferred Sales Charge will exceed 2.00%.

(b) Reinvested dividends will be subject only to the Deferred Sales Charge remaining at the time of reinvestment which, as described above, may be more or less than 2.00% of the Public Offering Price at the time of reinvestment (see "Reinvestment Program").

(c) The estimates do not include the costs borne by Unit Holders of purchasing and selling Securities.

(d) The fees accrue daily and are payable on each Distribution Date. The Sponsor estimates that dividends from the Securities (based on the last dividends actually paid) will be sufficient to pay the estimated expenses of the Trust. See: "Expenses and Charges". In addition to the Trustee's fee, brokerage costs which the Trust will pay to purchase Securities are currently estimated at $1.00 per 100 Units.

    INVESTMENT NAME AND STRUCTURE: The Morgan Stanley Dean Witter Select Equity Trust, Morgan Stanley High-Technology 35 Index Portfolio 99-2 (the "Trust")--a unit investment trust composed of publicly-traded common stocks or contracts to purchase such stocks (the "Securities").



    OBJECTIVE: to provide capital appreciation through investment in the 35 common stocks in the Morgan Stanley High-Technology 35 Index ("Tech 35 Index") as of April 13, 1999. The Trust expects to hold the 35 stocks for about one year. There is, however, no guarantee that the Trust will achieve its objective. Income is not an objective of the Trust.


    TRUST SECURITIES: COMPOSITION OF THE TECH 35 INDEX--The Tech 35 Index contains common stock of 35 large technology companies, which generally have been actively traded. These companies are in the following subsectors of the technology industry:

    -  computer and business services

    -  business software/technical software

    -  internet and PC software

    -  electronics/manufacturing services

    -  networking and telecommunications equipment

    -  telecommunications

    -  server and business hardware

    -  PC hardware and peripherals

    -  semiconductor capital equipment

    -  semiconductors

    The 35 stocks in the Trust portfolio, on the Initial Date of Deposit, will be approximately equally dollar weighted.

    This index was created by Morgan Stanley & Co. Incorporated ("Morgan Stanley") in June 1995, and is owned by Morgan Stanley Capital International Inc. ("MSCII"). Morgan Stanley and MSCII are affiliates of the Trust's Sponsor, Dean Witter Reynolds Inc. Neither Morgan Stanley nor MSCII had any role in the selection of the Trust's Portfolio. The inclusion of a company in the Tech 35 Index is not, and should not be viewed by an investor as, a recommendation by Morgan Stanley or MSCII to buy, sell, or hold securities of that company. The Securities were selected irrespective of any buy or sell recommendation by the Sponsor or its affiliates. The roles of Morgan Stanley and MSCII are further explained under "Additional Information About the Tech 35 Index" in Part B below.

    ELIGIBILITY STANDARDS FOR THE SELECTION OF TECH 35 INDEX STOCKS--To be included in the Tech 35 Index, a stock must meet the following standards:

    -  A minimum market capitalization of $75 million.

    - Average monthly trading volume of at least one million shares during the preceding six month period.

    - Each component security must be traded on the AMEX or the NYSE, or must be a National Market security traded through NASDAQ.


    These standards may be changed in the future. Companies are included in the Tech 35 Index if the Index administrator determines that they meet the eligibility standards and reflect the technology industry as a whole, without regard to the individual quality of any specific company.



    CALCULATION OF TECH 35 INDEX--The Tech 35 Index is calculated using an "equal dollar-weighting" methodology designed so that each of the component stocks is represented in approximately "equal" dollar amounts in the Index. In calculating the initial "equal dollar-weighting" of component stocks, the American Stock Exchange, (the "AMEX") which calculates and administers the Index, used closing prices on December 16, 1994 and calculated the number of shares that would represent an investment of $300,000 in each of the stocks contained in the Tech 35 Index on that date (to the nearest whole share). The AMEX is responsible for rebalancing and maintaining the Tech 35 Index. For example, the AMEX has indicated that it will rebalance the Tech 35 Index if the top five component securities account for more than one-third of the weight of the Tech 35 Index.



    The value of the Tech 35 Index equals the current market value (based on U.S. primary market prices) of the assigned number of shares as of April 13, 1999 of each of the stocks in the Tech 35 Index divided by the current Tech 35

Index divisor. The Tech 35 Index divisor was initially calculated to yield a benchmark value of 200.00 at the close of trading on December 16, 1994.


    Annually thereafter, following the close of trading on the third Friday of December, the AMEX has adjusted and, we understand, plans to continue to adjust the Tech 35 Index portfolio by changing the number of shares of each component stock so that each company is again represented in "equal" dollar amounts. If necessary, we understand that the AMEX will adjust the divisor to ensure continuity of the Index value. The newly adjusted portfolio becomes the basis for the Tech 35 Index's value on the first trading day following the annual adjustment.


    As described in "The Trust--Additional Information About the Tech 35 Index" in Part B:

    - the AMEX reviews the Tech 35 Index on a quarterly basis and replaces securities that fail to meet criteria concerning market capitalization, average money trading volume, share price and options eligibility; and

    - the AMEX may adjust or change the Tech 35 Index portfolio at various times during the year.

    Since 1995, the Tech 35 Index has undergone 14 stock changes: 9 concerning 1997, 4 concerning 1998 and 1 concerning 1999.

    RISK FACTORS: An investment in Units of the Trust should be made with an understanding of the following risks associated with the Trust's fixed portfolio of common stocks:

    - The Trust assets will not be managed to take advantage of market conditions to increase the Trust's net asset value.

    - Common stocks will fluctuate in price and the price fluctuations may be substantial.

    -  Technology stocks have been particularly volatile.

    - Your risk is increased because your capital is concentrated in stocks from one industry.

    There can be no assurance that the Trust's objective of capital appreciation will be achieved. The Securities, and hence the Units, may be unsuitable for investors depending on their specific investment objectives and financial position. Past performance is not a guarantee of future results. The price of, and income from, the Securities and, therefore, the Units may rise or fall, so that a Unit Holder's Units, when redeemed or sold, may be worth more or less than their original cost.

    There are risks inherent in an investment in common stocks, including risks associated with the limited rights of holders of common stock to receive payments from issuers of such stock. These rights are inferior to those of creditors and holders of debt obligations or preferred stock. Also, holders of common stock have the right to receive dividends only when, as and if such dividends are declared by the issuer's board of directors. Investors should also be aware that the value of the underlying Securities in the Portfolio may fluctuate in accordance with changes in the value of common stocks in general. Equity markets have been at historically high levels and we cannot assure that these levels will continue.

    Securities may appreciate or depreciate in value (or pay dividends) depending on the full range of economic and market influences (both domestic and international) affecting corporate profitability, the financial condition of issuers and the prices of equity securities in general and the Securities in particular. The value of a Unit may decline and when you sell or redeem your Unit it may be worth less than what you paid for it. Dividends may fluctuate or not be paid at any time.


    In addition, the Sponsor and its affiliates, through separate trading, lending, investment banking or other business activities, may adversely impact the price of the underlying Securities.


TECHNOLOGY INDUSTRY--ADDITIONAL RISKS

    The portfolio of the Trust is concentrated in issuers within the technology industry. A portfolio concentrated in a single industry may present more risk than a portfolio broadly diversified over several industries. The Trust, and therefore Unitholders, may be particularly susceptible to a negative impact resulting from adverse market conditions or other factors affecting technology issuers because any negative impact on the technology industry will not be diversified among issuers within other unrelated industries. Accordingly, an investment in Units should be made with an understanding of the characteristics of the technology industry and the risks which such an investment may entail.

    The Trust contains the common stock of companies involved in the development, design, manufacture and sale of:

    -  computers,

    -  computer related equipment,

    -  computer networks,

    -  communications systems,

    -  telecommunications products,

    -  electronic products, and

    -  other related products, systems and services.

    The market for technology products and services, especially those specifically related to the Internet, is characterized by:

    -  rapidly changing technology,

    -  rapid product obsolescence,

    -  cyclical market patterns,

    -  evolving industry standards and

    -  frequent new product introductions.


    The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, we cannot assure that the issuers of the Securities will be able to respond in a timely manner to competition in the rapidly developing marketplace.



    The Trust's Securities in the past have, and, in the future are likely, to experience substantial price volatility and speculative trading. Accordingly, upon redemption of Units or termination of the Trust, a Unitholder may receive an amount less than the Unitholder's initial investment.


    Based on trading history, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the Units.


    Additional Risk Factors. See also notes to "Schedule of Portfolio Securities" and "The Trust--Risk Factors" in Part B.



    ADDITIONAL UNITS: On and after the Initial Date of Deposit, the Sponsor expects to deposit additional Securities and sell the additional Units created. These deposits generally will reflect the Portfolio, in terms of stocks and their proportionate number of shares, as of the Initial Date of Deposit. The sale of additional Units and the sale of Units in the secondary market may continue even though the Securities would no longer be chosen for deposit into the Trust if the selection process were to be made at such later time and even if a stock is removed from the Tech 35 Index or does not continue to qualify as a stock that would be included in the Tech 35 Index if the criteria of the Tech 35 Index were applied on such later date. If a stock is added to the Tech 35 Index after the Initial Date of Deposit, it will not be included as a Security in the Trust. The Securities were selected irrespective of any buy or sell recommendation by the Sponsor or any affiliate.



    As the Sponsor creates Additional Units, all Units may represent more or less of a particular Security, in terms of percentage of aggregate market value of the portfolio. In addition, the brokerage fees incurred in purchasing Securities with such deposited cash will be borne by the Trust. Any Unit Holder who purchased Units before the purchase of Securities with such deposited cash would have their holdings diluted as a result of any such brokerage fees.


    DISTRIBUTION: The Trustee will distribute net income on each Distribution Date to holders of record on the immediately preceding Record Date as set forth on page i above. If Securities are sold and the sales proceeds are not used to redeem Units, the sales proceeds will be distributed to Unit holders. Securities may only be sold for limited reasons such as a material deterioration in the financial condition of an issuer. Upon termination of the Trust, the Trustee will distribute to each Unit Holder of record its pro rata share of the Trust's assets, less expenses and less any Deferred Sales Charge then payable. Unit Holders can elect to reinvest their distributions automatically in units of a New Series, if offered by the Sponsor. Units acquired through reinvestment upon termination will be subject only to a deferred sales charge (see "Administration of the Trust--Termination").

    The Sponsor anticipates that dividends from the Securities will be sufficient to:

    - pay expenses of the Trust and

    - after paying expenses, to make the periodic net income distributions to Unit Holders. This expectation is based on the last dividend actually paid by the companies included in the Schedule of Portfolio Securities. (See:
      "Expenses and Charges" and "Administration of the Trust--Distribution".)

    PUBLIC OFFERING PRICE: The Public Offering Price per 100 Units is computed after receipt of a purchase order on the basis of

    - the total value of the underlying Securities and

    - cash held by the Trust.

    The assets are reduced by Trust expenses and liabilities and then divided by the number of Units outstanding times 100. A sales charge is then added.

    The Income Account is an account maintained by the Trustee of the Trust to hold the income from the Securities received by the Trust. The amount in the Income Account divided by the number of Units is also added to the Public Offering Price. (See "Public Offering of Units--Public Offering Price".) Further details can be found on pages i and ii above, particularly footnote 3.


    Unit Holders acquiring units in any future series through an exchange or rollover of Units of this series will acquire such Units subject only to the Deferred Sales Charge. Investors desiring to invest in successive trusts at a reduced sales charge must elect to do so prior to the termination of their existing trust.



    MARKET FOR UNITS: The Sponsor, although not obligated to do so, intends to maintain a market for the Units. If such market is not maintained, a Unit Holder will be able to dispose of his Units through redemption at prices based on the aggregate value of the underlying Securities. The sale or redemption price will be based on the then current Unit net asset value including deduction for any remaining Deferred Sales Charge.



    TERMINATION: The Trust will terminate approximately 1 year after the Initial Date of Deposit regardless of market conditions at that time. The Trust will then liquidate generally over a 20 business day period. Unit Holders may elect to receive shares in-kind. Cash held upon such sale of Securities will be held uninvested in non-interest bearing accounts created by the Indenture until distributed pro rata to Unit Holders on or about July 26, 2000. The Trustee will benefit from holding the cash because it can earn interest on it during such period. During the life of the Trust, Securities will not be sold to take advantage of market fluctuations.


    The amount realized by a Unit Holder upon termination may be less than the amount paid by the Unit Holder. Sale of Securities in the Trust during the period prior to termination and upon termination may be at a lower price than might otherwise be realized if the sale were not required at that time. (See:
"Administration of the Trust--Distribution".)

    Because the Trust is not managed and the Securities can only be sold during the Liquidation Period or under certain other limited circumstances described herein, the proceeds received from the sale of Securities may be less than could be obtained if the sale had taken place at a different time. Depending on the volume of Securities sold and the prices of and demand for Securities at the time of such sale, the sales of Securities from the Trust may tend to depress the market prices of such Securities and hence the value of the Units, thus reducing termination proceeds available to Unit Holders. To lessen potential adverse price consequences of heavy volume trading in the Securities taking place over a short period of time and to provide an average market price for the Securities, the Trustee will follow procedures set forth in the Indenture to sell the Securities in an orderly fashion over a period not to exceed the Liquidation Period.

    The Sponsor can give no assurance, however, that such procedures will lessen negative price consequences or provide a better price for such Securities.

    The Trust may terminate earlier than on the Mandatory Termination Date if the value of the Trust is less than forty percent of the value of all of the Securities at the time they are acquired by the Trust.

                        PERFORMANCE OF THE TECH 35 INDEX

                                                 TECH 35
                                                  INDEX                  S&P 500*
                                          ----------------------   ---------------------
1995....................................             50.86%                   37.11%
1996....................................             21.30%                   22.70%
1997....................................             16.83%                   33.10%
1998....................................             95.40%                   28.37%

* "S&P 500" is a trademark of the McGraw-Hill Companies, Inc.


    These Tech 35 Index returns shown reflect actual past performance of the Tech 35 Index (but not any trust). They are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with a Trust. The actual returns of a particular Trust or purchase of units of a Trust will vary from the performance of the Tech 35 Index because after the Trust's formation, the stocks in the Index may change, or their amounts may be adjusted or rebalanced which changes will not be reflected in the composition of the Trust. The Trust's portfolio is expected to remain the same throughout its life, both in terms of identity of stocks and proportionate relationship (in terms of number of shares). In addition, an actual Trust has sales charges, expenses and commissions.

                          INDEPENDENT AUDITORS' REPORT

THE UNIT HOLDERS, SPONSOR AND TRUSTEE

MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST
MORGAN STANLEY HIGH-TECHNOLOGY 35 INDEX PORTFOLIO 99-2



    We have audited the accompanying statement of financial condition and schedule of portfolio securities of the Morgan Stanley Dean Witter Select Equity Trust Morgan Stanley High-Technology 35 Index Portfolio 99-2 as of April 13, 1999. These financial statements are the responsibility of the Trustee.



    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit and contracts for the purchase of securities, as shown in the statement of financial condition and schedule of portfolio securities as of April 13, 1999, by correspondence with The Bank of New York, the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



    In our opinion, the statement of financial condition and schedule of portfolio securities referred to above present fairly, in all material respects, the financial position of the Morgan Stanley Dean Witter Select Equity Trust Morgan Stanley High-Technology 35 Index Portfolio 99-2 as of April 13, 1999 in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP
April 13, 1999
New York, New York

                        STATEMENT OF FINANCIAL CONDITION

                 MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST

                MORGAN STANLEY HIGH-TECHNOLOGY 35 PORTFOLIO 99-2


                    INITIAL DATE OF DEPOSIT, APRIL 13, 1999



TRUST PROPERTY
    Sponsor's Contracts to purchase underlying Securities
     backed by an irrevocable letter of credit (a)(b).......  $246,718.67
                                                              -----------
      Total.................................................  $246,718.67
                                                              -----------
                                                              -----------
LIABILITIES AND INTEREST OF UNIT HOLDERS
    Liabilities
      Deferred portion of sales charge (c)..................  $  4,979.20
      Organization Costs (b)................................       614.93
                                                              -----------
      Subtotal..............................................  $  5,594.13
                                                              -----------
    Interest of Unit Holders--
    Units of fractional undivided interest outstanding:
      Cost to investors (d).................................  $248,960.23
      Less: Gross underwriting commissions (e)..............    (7,220.76)
      Less: Organization Costs (b)..........................      (614.93)
                                                              -----------
    Net amount applicable to investors......................  $241,124.54
                                                              -----------
      Total.................................................  $246,718.67
                                                              -----------
                                                              -----------

------------------------

(a) The aggregate value of the Securities represented by Contracts to Purchase listed under "Schedule of Portfolio Securities" and their cost to the Trust are the same. The value is determined by the Trustee based on the closing sale price as of the Initial Date of Deposit. An irrevocable letter of credit drawn on Den Danske Bank, New York Branch in the amount of $300,000.00 has been deposited with the Trustee.



(b) A portion of the Public Offering Price consists of Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. The Sponsor will be reimbursed for the organization costs at the close of the initial offering period. Organizational costs per unit have been estimated based on a Trust with projected total assets of $50 million. If the Trust is larger or smaller, the estimate may vary.



(c) Represents the aggregate amount of mandatory distributions of $2.50 per 100 Units per month payable on the last business day of each month from July 30, 1999 through February 29, 2000. Distributions will be made to an account maintained by the Trustee from which the Unit Holders' Deferred Sales Charge obligation to the Sponsor will be satisfied. If Units are redeemed prior to February 29, 2000, the remaining portion of the obligation applicable to such Units will be transferred to such account on the redemption date.



(d) The aggregate Public Offering Price is computed based on the closing sale price of the underlying Securities as of April 13, 1999.


(e) The aggregate sales charge of 2.90% of the Public Offering Price per 100 Units is computed on the basis set forth under "Public Offering of Units--Public Offering Price".

                        SCHEDULE OF PORTFOLIO SECURITIES

                 MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST
             MORGAN STANLEY HIGH-TECHNOLOGY 35 INDEX PORTFOLIO 99-2
                   ON INITIAL DATE OF DEPOSIT, APRIL 13, 1999



                                                          PROPORTIONATE     PERCENTAGE OF                 COST OF
                                                          RELATIONSHIP        AGGREGATE      PRICE PER   SECURITIES
PORTFOLIO                                     NUMBER OF  BETWEEN NO. OF    MARKET VALUE OF   SHARE TO    TO TRUST
NO.  NAME OF ISSUER                            SHARES        SHARES             TRUST          TRUST        (1)
---- ---------------------------------------  ---------  ---------------   ---------------   ---------   ---------
  1. 3Com Corporation                              334         6.44%              2.86%      $21.1250    $7,055.75
  2. Amazon.com                                     39         0.75%              2.82       178.3750     6,956.63
  3. America Online, Inc.                           44         0.85%              2.84       159.3125     7,009.75
  4. Applied Materials, Inc.                       118         2.27%              2.86        59.8125     7,057.88
  5. Ascend Communications, Inc.                    79         1.52%              2.86        89.2500     7,050.75
  6. Automatic Data Processing, Inc.               168         3.24%              2.86        42.0000     7,056.00
  7. Cisco Systems, Inc.                            62         1.20%              2.87       114.1250     7,075.75
  8. Compaq Computer Corporation                   298         5.74%              2.88        23.8750     7,114.75
  9. Computer Associates International Inc.        201         3.87%              2.84        34.8750     7,009.88
 10. Computer Sciences Corporation                 121         2.33%              2.90        59.1875     7,161.69
 11. Dell Computer Corporation                     174         3.35%              2.85        40.4375     7,036.13
 12. Electronic Arts Inc.                          140         2.70%              2.89        51.0000     7,140.00
 13. Electronic Data Systems Corp.                 139         2.68%              2.85        50.5625     7,028.19
 14. EMC Corporation                                54         1.04%              2.87       131.0000     7,074.00
 15. First Data Corporation                        168         3.24%              2.85        41.8125     7,024.50
 16. Hewlett-Packard Company                       100         1.93%              2.87        70.8750     7,087.50
 17. Intel Corporation                             117         2.26%              2.87        60.5000     7,078.50
 18. International Business Machines                39         0.75%              2.86       180.7500     7,049.25
       Corporation
 19. Intuit Inc.                                    68         1.31%              2.86       103.6250     7,046.50
 20. Lucent Technologies, Inc.                     124         2.39%              2.86        56.9375     7,060.25
 21. Micron Technology                             164         3.16%              2.90        43.6250     7,154.50
 22. Microsoft Corporation                          78         1.50%              2.85        90.1250     7,029.75
 23. Motorola, Inc.                                 86         1.66%              2.89        82.9375     7,132.63
 24. Northern Telecom                               99         1.91%              2.90        72.3125     7,158.94
 25. Oracle Systems Corporation                    295         5.69%              2.82        23.6250     6,969.38
 26. Parametric Technology Corporation             441         8.50%              2.78        15.5625     6,863.06
 27. PeopleSoft, Inc.                              546        10.52%              2.88        13.0000     7,098.00
 28. Seagate Technology, Inc.                      263         5.07%              2.84        26.6875     7,018.81
 29. STMicroelectronics                             65         1.25%              2.87       108.9375     7,080.94
 30. Solectron Corporation                         136         2.62%              2.88        52.1875     7,097.50
 31. Sun Microsystems, Inc.                        107         2.06%              2.84        65.5000     7,008.50
 32. Tellabs Inc.                                   62         1.20%              2.84       112.8750     6,998.25
 33. Texas Instruments Incorporated                 67         1.29%              2.88       106.1250     7,110.38
 34. Xilinx, Inc.                                  158         3.05%              2.81        43.8125     6,922.38
 35. Yahoo! Inc.                                    34         0.66%              2.80       203.0000     6,902.00
                                              ---------                                                  ---------
                                                 5,188                                                   $246,718.67
                                              ---------                                                  ---------
                                              ---------                                                  ---------


------------------------


(1) All Securities are represented entirely by contracts to purchase entered into on April 13, 1999. Valuation of Securities by the Trustee was made on the basis of the closing sale price on the exchange where the Security is listed, or on the asked price if not listed, on April 13, 1999. The aggregate purchase price to the Sponsor for the Securities deposited in the Trust is

    $246,905.15. The Sponsor had a loss on the Initial Date of Deposit of $186.48.



CONFLICTS OF INTEREST



    The Sponsor and its affiliates may perform or seek to perform investment banking services for, and may have acted as an underwriter, manager or co-manager of a public offering of the securities of the above issuers during the last three years and may do so from time to time throughout the life of the Trust. The Sponsor or affiliates may serve as specialists in one or more of the Securities in this Trust on one or more stock exchanges, or markets, may make markets in or may have a long or short position in or effect transactions in any of these stocks or in options or other instruments related to one or more of the Securities, and may be on the opposite side of public orders executed on the floor of an exchange where the Securities are listed. An officer, director or employee of the Sponsor or affiliates may be an officer or director of one or more of the issuers of the Securities in the Trust. The Sponsor or affiliates may trade for their own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the Securities or options or other instruments related to one or more of the Securities. The Sponsor, its affiliates, directors, elected officers, employees and employee benefits programs may have either a long or short position in any Security or related option or other instrument. In addition, one of the Sponsor's affiliates acts as consultant to the AMEX in connection with the calculation of the Tech 35 Index. The Sponsor or any of its affiliates may issue or sponsor other trusts or instruments based on or related to the Tech 35 Index at any time during the life of the Trust which activity, including any related hedging activity, could adversely affect, among other things, the value of the Units and price of the Securities.

                               PROSPECTUS PART B

                 MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST

                                  INTRODUCTION

    Dean Witter Reynolds Inc. (the "Sponsor") and The Bank of New York (the "Trustee") signed a Trust Indenture and Agreement and a related Reference Trust Agreement that created this series of the Morgan Stanley Dean Witter Select Equity Trust under the laws of the State of New York. Dean Witter Reynolds Inc. is a principal operating subsidiary of Morgan Stanley Dean Witter & Co., a publicly-held corporation.

                                   THE TRUST

OBJECTIVE AND SECURITIES SELECTION

    The objective of the Trust is to offer capital appreciation through an investment for approximately one year in a fixed portfolio of publicly-traded common stock. Income is not an objective.

    The Trust's Securities* were chosen in the manner described in the "Summary of Essential Information" in Part A. There is, of course, no guarantee that the Trust will achieve its objective.

SUMMARY DESCRIPTION OF THE PORTFOLIO

    The Trust consists of

        (1) the Securities* listed under "Schedule of Portfolio Securities" as may continue to be held in the Trust;

        (2) any additional Securities and contributed cash that the Trust acquires and holds pursuant to the provisions of the Indenture;

        (3) undistributed income; and

        (4) undistributed cash realized from the disposition of Securities. See:
    "Administration of the Trust".

    Because the Trust may sell certain Securities or reduce their percentage under certain circumstances, and may acquire additional Securities from time to time, the Trust is not expected to retain for any length of time its present size and exact composition. See: "Unit Creation--Deposit of Securities" and "Administration of the Trust--Portfolio Supervision".

    The Trust is organized as a unit investment trust and not as a management investment company. Therefore, neither the Trustee nor the Sponsor has the authority to manage the Trust's assets in an attempt to take advantage of various market conditions to increase the Trust's net asset value. Further, the Trust may dispose of its Securities only under limited circumstances. See:
"Administration of the Trust--Portfolio Supervision".

    The Trust contains an unmanaged, fixed portfolio of common stocks. The identity and proportionate relationship of the Trust's Securities (in terms of number of shares) are not expected to change over the Trust's life. The Tech 35 Index, however, may change during that time, either as a result of the annual or quarterly reviews or due to changes, adjustments and rebalancings from time to time. After the date of this prospectus, therefore, the Portfolio of the Trust may not exactly represent the Tech 35 Index because of changes, adjustments and rebalancings to the Tech 35 Index after the Trust's formation. A change in the Tech 35 Index will not cause

------------------------
* The term "Securities" includes the initially deposited common stock, and any additional common stock or contracts to purchase additional common stock, subsequently acquired by the Trust pursuant to the Indenture and Agreement.

the removal of Securities from or addition of new Securities to the Trust's fixed Portfolio nor cause any adjustments or rebalancings to the proportionate relationship of the Trust's Securities. After April 13, 1999, any of the Securities may no longer be included in the Tech 35 Index, and therefore, would not have qualified for inclusion in the Trust, if the selection process was being made at that future time. Nevertheless, these events would not cause the removal of these Securities from the Trust's portfolio.


    There is no assurance that the Trust will declare or pay any distributions in the future.

RISK FACTORS

    If you invest in Units of the Trust, you should understand the risks pertaining to an investment in publicly-traded common stock. These risks include the risk that the value of the Portfolio and hence of the Units will decline with decreases in the market value of the Securities. See the risks described in the "Summary of Essential Information" in Part A of the Prospectus, as well as those set forth below. The Trust will end and liquidate no later than the Mandatory Termination Date set forth in the "Summary of Essential Information".

    There is no assurance that the objective of the Trust will be met because the Securities may rise or fall in value and pay dividends depending on the full range of economic and market influences affecting:

    - corporate profitability,

    - the financial condition of issuers,

    - the prices of equity securities in general, and

    - the stocks that this Trust buys in particular.

    The actual return of an investment in the Trust will vary from the performance of the Tech 35 Index because the portfolio of the Trust is fixed, while the stocks in the Tech 35 Index may change, and Units of the Trust are subject to a sales charge and Trust expenses.

Deferred Sales Charge


    On each Deferred Sales Charge Payment Date, the Trust will sell Securities pro rata in an amount equal to $2.50 per 100 Units to pay the Deferred Sales Charge. The Trust will distribute the proceeds of sale to the Sponsor. As the Trust sells Securities to pay the Deferred Sales Charge, the Trust's assets will be reduced and income per Unit may be reduced.


Fluctuating Security Value

    The value of the underlying Securities, and therefore the value of Units, will fluctuate and can decline, depending upon the full range of economic and market influences which may affect the market value of such Securities. Certain risks are inherent in an investment in equity securities, including (1) the risk that the financial condition of one or more of the issuers of the Securities may worsen; or (2) the general condition of the common stock market may weaken. In such case, the value of the Portfolio Securities and hence, the value of Units may decline.

    Common stocks are susceptible to general stock market movements and to volatile and unpredictable increases and decreases in value as market confidence in and perceptions of the issuers change from time to time. Investors base these perceptions upon such factors as:

    - expectations regarding domestic and foreign economic, monetary and fiscal policies;

    - inflation and interest rates;

    - currency exchange rates, economic expansion or contraction; and

    - global or regional political, economic or banking conditions.

    The Sponsor cannot predict the direction or scope of any of these factors. Additionally, stock markets have recently been at historically high levels and we cannot give any assurance that these levels will continue. The Trust holds stocks whose prices may rise and fall more than the prices of other stocks do.

    Therefore, we can give no assurance that the Trust will effectively achieve its objective over its one-year life. We can likewise give no assurance that future portfolios selected using the same methodology as the Trust during consecutive one-year periods will meet their objectives. The Trust is not designed to be a complete equity investment program.

Payment Risks

    There are certain payment risks involved in owning common stocks. Risks include those arising from the fact that holders of common and preferred stocks have rights to receive payments from the issuers of those stocks. These rights are generally inferior to those of creditors of, or holders of debt obligations issued by, such issuers. Furthermore, the rights of holders of common stocks are inferior to the rights of holders of preferred stocks. Holders of common stocks of the type held in the Portfolio have a right to receive dividends only when, as and if, and in the amounts, declared by the issuer's board of directors. Holders of common stocks such as those in the Portfolio also have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for.

    By contrast, holders of preferred stocks have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors. This rate is normally on a cumulative basis. Holders of preferred stocks do not ordinarily participate in other amounts available for distribution by the issuing corporation. Issuing corporations must pay cumulative preferred stock dividends before common stock dividends.

    Any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of such cumulative preferred stock. Preferred stocks also have rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks entail less risk than common stocks. However, neither preferred nor common stocks represent an obligation or liability of the issuer. Therefore, they do not offer any assurance of income or provide the degree of protection of capital of debt securities.

    The issuance of debt securities, as compared with both preferred and common stock, will create prior claims for payment of principal and interest in the case of debt securities. The issuance of preferred stock, as compared with common stock, will create prior claims for payment of dividends and liquidation preferences in the case of preferred stock. These prior claims could adversely affect (1) the ability and inclination of the issuer to declare or pay dividends on its common stock or (2) the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, common stocks lack a fixed principal amount and a maturity date but have values which are subject to market fluctuations for as long as the common stocks remain outstanding. Common stocks are thus unlike debt securities which typically have a stated principal amount payable at maturity; the amount payable will be subject to market fluctuations prior thereto. Common stocks also differ from preferred stocks which typically have a liquidation preference and which may have stated optional or mandatory redemption provisions. Additionally, market timing and volume trading will also affect the underlying value of Securities, including the Sponsor's buying of additional Securities and the Trust's selling of Securities during the Liquidation Period.

    The value of the Securities in the Portfolio thus may fluctuate over the entire life of the Trust to values higher or lower than those on the Initial Date of Deposit. The Sponsor may direct the Trustee to dispose of Securities under certain specified circumstances (See "Administration of the Trust--Portfolio Supervision"). However, the Trustee will not dispose of Securities solely as a result of normal fluctuations in market value.

Possible Lack of Market

    Whether or not investors trade the Securities on a national stock market, the principal trading market for the Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Securities may depend on whether dealers will make a market in the Securities.


    We can give no assurance that (1) dealers will make a market for any of the Securities, that (2) any market for the Securities will continue or that (3) the Securities in any markets made will be liquid. In addition, the Trust may be restricted under the Investment Company Act of 1940 from selling Securities to the Sponsor and its affiliates. The price at which the Securities may be sold in connection with redemptions and the value of the Trust will be adversely affected if trading markets for the Securities are limited or absent.


Reimbursement Costs

    The Securities intended to be used to reimburse the Sponsor for the Trust's organization costs may decrease in value during the initial offering period. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for the organization costs, the Trustee will sell additional Securities to allow the full reimbursement of the Sponsor. In that event, the net asset value per Unit will be reduced by the amount of additional Securities sold.

TECHNOLOGY STOCKS


    The Trust is concentrated in stocks of issuers that manufacture or provide services related to


    - semiconductors,

    - electronic components,

    - software,


    - integrated systems,



    - the internet, and



    - other related products and technological media.



    These kinds of companies tend to develop rapidly and tend to be highly competitive, both domestically and internationally. The common stocks of these companies tend to be relatively volatile as compared to other types of investments. Some of these companies may be smaller and less seasoned companies with


    - limited product lines, markets, or financial resources, and

    - limited management or marketing personnel.

    These companies require a high degree of investment to maintain competitiveness. A variety of events and factors may affect these companies, such as


    - worldwide scientific and technological developments, which may make their products or services outdated,



    - governmental regulation and judicial decisions,


    - increases in costs of materials and labor,

    - changes in product distribution channels, and

    - the need to manage inventory levels in line with customer demand for products.

    Other risk factors include

    - short product life cycles,

    - aggressive pricing and reduced profit margins,

    - dramatic and often unpredictable changes in growth rates,

    - frequent new product introduction,

    - the need to enhance existing products,

    - intense competition from large established companies, and

    - potential competition from small start up companies.

    These companies also depend to a substantial degree upon skilled professional and technical personnel. Companies in the industry compete to a considerable degree for the services of qualified personnel.

    The market for certain technology products and services may have only recently begun to develop. This market is rapidly evolving and features an increasing number of market entrants. Additionally, certain technology companies may have only recently commenced operations or offered shares of stock to the public. These technology companies are in the early stage of development. They have a limited operating history on which you can analyze future operating results. Following an initial public offering, the price of a company's common stock may rise and fall a great deal.


    Some technology companies that issue stock can purchase some key components of certain products that they manufacture only from single sources. We can give no assurance that, in the future, suppliers will be able to meet the demand for components in a timely and cost effective manner.


    Accordingly, an issuer's operating profits and customer relationships could suffer from either (1) an increase in price for, or (2) an interruption or reduction in supply of, any key components. Additionally, many technology companies that issue stock have a highly concentrated customer base. Such a base often consists of a limited number of large customers. These customers may require that the technology company products comply with rigorous and constantly developing industry standards. If the technology company products do not comply with such standards, the technology companies may lose a significant portion of sales. Because many products and technologies are incorporated into other related products, certain companies highly depend on the performance of other computer, electronics and communications companies.

    We can give no assurance that (1) these customers will place additional orders, or that (2) a technology company that issues Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain companies is tied to a relatively small concentration of products or technologies with intense competition between companies. Accordingly, technology companies that issue Securities could suffer materially and adversely from a decline in demand of such products, technologies or from such customers.

Additional Information about the Tech 35 Index

    Subject to the maintenance criteria discussed below, the number of shares of each component stock in the Tech 35 Index will remain fixed between annual reviews of the Index. Upon certain types of corporate actions by technology companies, the number of shares of each component stock in the Tech 35 Index may change. These actions include:

    - the payment of a dividend, other than an ordinary cash dividend,

    - stock distributions,

    - stock splits,

    - reverse stock splits,

    - rights offerings,

    - distributions,

    - reorganizations,

    - recapitalizations, or

    - similar events with respect to a Tech 35 Index component stock.

    If a technology company that is in the Index merges or consolidates, if the stock remains in the Tech 35 Index, the number of shares of that stock will be changed, if necessary, to the nearest whole share, to maintain the component's relative weight in the Tech 35 Index at the level immediately before the corporate action listed above. In the event that a stock is replaced, the average dollar value of the remaining stock in the Tech 35 Index will be calculated. That amount will be invested in replacement stock, rounded to the nearest whole share. In all cases, the divisor will be adjusted, if necessary, to ensure Tech 35 Index continuity.

Maintenance of the Tech 35 Index


    The AMEX will calculate and maintain the Tech 35 Index in consultation with MSCII or Morgan Stanley, on behalf of MSCII. Morgan Stanley or MSCII may, from time to time, suggest changes in


    - the technology industry categories represented in the Tech 35 Index or

    - the number of component stocks in an industry category.

    These changes would reflect the changing conditions in the technology sector. In addition to the annual rebalancings of the Tech 35 Index discussed above, the AMEX will maintain the Tech 35 Index so that if any time between annual rebalancings the top five component securities, by weight, account for more than one-third of the weight of the Tech 35 Index, the AMEX will rebalance the Tech 35 Index after the close of trading on the third Friday of March, June and September.

    The AMEX will also review the Tech 35 Index stocks on a quarterly basis. The AMEX will replace component stocks that fail to meet the following maintenance criteria:

    - a minimum market capitalization of $75 million. Market capitalization is calculated by multiplying the market price of each share of stock by the number of shares the company has issued;

    - average monthly trading volume in the component stock of at least 500,000 shares during the preceding six month period.

    - a share price greater that $5.00 for a majority of the trading days during the preceding three month period; and

    - at least 90% of the Tech 35 Index components, by weight, must satisfy certain options eligibility requirements.

    In addition, the AMEX expects to maintain the Tech 35 Index with 35 component stocks. However, if the AMEX determines to increase the number of components in the Tech 35 Index to more than 46 or decrease the number of components to less than 24, the AMEX must obtain prior approval from the Securities and Exchange Commission.


    Investors should note that the Securities in the Trust portfolio are fixed. No party will rebalance them even if the Tech 35 Index is rebalanced. Changes in the Tech 35 Index will not result in changes in the Trust portfolio.

    Neither Morgan Stanley nor MSCII sponsors, endorses, sells or promotes the Trust. The Sponsor, however, is an affiliate of Morgan Stanley and MSCII. None of the Sponsor, Morgan Stanley, MSCII or any of their affiliates makes any express or implied representation or warranty to (1) the Unit Holders or (2) any member of the public regarding


    - the advisability of investing in trusts generally or in the Trust particularly or

    - the ability of the Tech 35 Index to track general stock market performance.


MSCII is the owner and licensor of the Tech 35 Index. The AMEX calculates and maintains the Index without regard to the Sponsor or the Trust. The Tech 35 Index is the exclusive property of MSCII. The Sponsor has licensed the Tech 35 Index for use. Neither the AMEX nor MSCII has any obligation to take the needs of the Sponsor or Unit Holders into consideration in determining, composing or calculating the Tech 35 Index. None of Morgan Stanley, MSCII or the AMEX is responsible for, or has participated in, the determination of


    - the timing of the creation of the Trust, or,

    - prices of, or quantities of Units of the Trust to be issued.


Likewise, none of Morgan Stanley, MSCII or the AMEX has participated in the determination or calculation of the equation by which investors may redeem Units of this Trust for cash. None of Morgan Stanley, MSCII or the AMEX has any obligation or liability to Unit Holders in connection with the (1) administration, (2) marketing or (3) trading of the Trust.



    Morgan Stanley, MSCII and the AMEX shall obtain information for use in the calculation of the Tech 35 Index from sources which they consider reliable. However, none of Morgan Stanley, MSCII or the AMEX or any other party guarantees the accuracy and/ or the completeness or (1) the Tech 35 Index or (2) any data in the Tech 35 Index. None of Morgan Stanley, MSCII or the AMEX or any other party makes any express or implied warranty as to results that


    - the Trust may obtain, or,

    - any other person or entity may obtain from the use of the Tech 35 Index.


None of Morgan Stanley, MSCII or the AMEX or any other party makes any express or implied warranties. Morgan Stanley, MSCII and the AMEX expressly disclaim all warranties of merchantability or fitness for a particular purpose with respect to the Tech 35 Index or any data included in the Tech 35 Index. Morgan Stanley, MSCII, the AMEX and their affiliates shall never have any liability for any of the following types of damages, even if they are notified of the possibility of such damages:


    - direct damages,

    - indirect damages,

    - special damages,

    - punitive damages,

    - consequential damages, or

    - any other damages, including your profits.

YEAR 2000 PROBLEM

    Like other investment companies, financial and business organizations and individuals around the world, the Trust depends on the smooth functioning of computer systems. The Trust could undergo difficulties if computer systems, such as those used by the Sponsor or Trustee, do not properly process and calculate date-related information and data concerning dates on or after January 1, 2000. Many computer systems in use today cannot recognize the year 2000, but revert to 1900 or some other date, due to the manner in which dates were encoded and calculated. That failure could have a negative impact on the handling of securities trades, pricing, and Trust services, among other things. This is commonly known as the "Year 2000 Problem." The Sponsor and Trustee are taking steps that they believe are reasonably designed to address the Year 2000 Problem with respect to computer systems that they use. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact to the Trust, and interaction with other non-complying computer systems may have an adverse effect on the Trust.

    The Year 2000 Problem is expected to affect business entities, which may include issuers of the Trust's Securities, to varying extent and based upon a number of factors, including, but not limited to, industry sector and level of technological sophistication. The Sponsor is unable to predict what impact, if any, the Year 2000 Problem will have on issuers of the Securities contained in the Trust.

REIMBURSEMENT COSTS

    The Securities intended to be used to reimburse the Sponsor for the Trust's organization costs may decrease in value during the initial offering period. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for the organization costs, the Trustee will sell additional Securities to allow the full reimbursement of the Sponsor. In that event, the net asset value per Unit will be reduced by the amount of additional Securities sold.

UNIT CREATION--DEPOSIT OF SECURITIES

    On the date that the Trust was created, the Sponsor deposited with the Trustee certain securities and contracts and funds (represented by irrevocable letter(s) of credit issued by major commercial bank(s)) for the purchase of the Securities. The Securities were deposited at prices equal to their market value as determined by the Trustee. The Sponsor may also deposit cash or a letter of credit and instruct the Trustee to purchase Securities. The Sponsor created the Trust simultaneously with the deposit of the Securities with the Trustee and the execution of the Indenture and the Reference Trust Agreement. The Trustee then immediately recorded the Sponsor as owner of the units comprising the entire ownership of the Trust.


    Through this prospectus, the Sponsor is offering the Units, including Additional Units, as defined below, for sale to the public. The holders of Units (the "Unit Holders") will have the right to have their Units redeemed at a price based on the market value of the Securities if they cannot be sold in the secondary market which the Sponsor, although not obligated to, proposes to maintain. A secondary market for Units is a market where Units are bought and sold after their original issue. In addition, the Sponsor may offer for sale, through this Prospectus, Units which the Sponsor may have repurchased in the secondary market or upon the tender by Unit Holder of Units for redemption. The Trustee has not participated in the selection of Securities for the Trust. Neither the Sponsor nor the Trustee nor any of their affiliates will be liable in way for any default, failure or defect in any Securities.


    With the deposit of the Securities in the Trust on the Initial Date of Deposit, the Sponsor established a proportionate relationship between the number of shares of each Security in the Portfolio. You may find the original proportionate relationships on the Initial Date of Deposit in the "Schedule of Portfolio Securities". The original proportionate relationships are subject to adjustment under certain limited circumstances. See: "Administration of the Trust--Portfolio Supervision". Under the Indenture and Agreement, the Sponsor can deposit additional Securities and contracts to purchase additional Securities together with a letter of credit or cash. The Sponsor may then give instructions to the Trustee to purchase additional Securities in order to create additional Units. Any such additional deposits made in the 90 day period following the creation of the Trust will consist of securities of the same issuers as those already in the Trust. These deposits will be in amounts which maintain, to the extent practicable, the original proportionate relationship between the number of shares of each Security and any cash in the Portfolio. It may not be possible to maintain the exact original proportionate relationship because of price changes or other reasons. This prospectus may be used to continuously offer additional Units for sale to the public.

    Since the Sponsor deposits cash or a letter of credit in lieu of cash and gives instructions to the Trustee to purchase additional Securities to create Additional Units, Units, including previously issued Units, may represent more or less of that Security and more or less of other Securities in the Portfolio of the Trust. This is because the price of a Security fluctuates between the time the cash is deposited and the time the cash is used to purchase the Security.

    The Trustee may hold any cash deposited with instructions to purchase Securities in an interest bearing account. Any interest earned on such cash will be the property of the Trust. Unit Holders will receive, as a distribution on the earlier of (1) the first Distribution Date or (2) 90 days after the Initial Date of Deposit:

    - any cash deposited with instruction to purchase Securities that is not used to purchase Securities, and

    - any interest not used to pay Trust expenses.

    The Sponsor may acquire large volumes of additional Securities for deposit into the Trust over a short period of time. Such acquisitions may tend to raise the market prices of these Securities. To minimize the risk of price fluctuations when purchasing Securities, the Trust may purchase Securities at the closing price as of the Evaluation Time. To do so, the Trust may enter into trades with unaffiliated broker/dealers for the purchase of large quantities of shares. Such trades will be entered into at an increased commission cost which the Trust will bear. See "Summary of Essential Information". The Sponsor cannot currently predict the actual market impact of the Sponsor's purchases of additional Securities because it does not know the actual volume of Securities to be purchased and the supply and price of such Securities.

    Subsequent to the 90 day period following the Initial Date of Deposit any deposit of additional Securities and cash must replicate the portfolio exactly as it was immediately prior to such deposit.

    Units will be sold by the Sponsor to investors at the Public Offering Price next computed after receipt of the investor's order to purchase Units, if Units are available to fill orders on the day that that price is set. If Units are not available or are insufficient to fill the order, the Sponsor will reject the investor's order. The number of Units available may be insufficient to meet demand. This may be because of the Sponsor's inability to or decision not to purchase and deposit underlying Securities in amounts sufficient to maintain the proportionate numbers of shares of each Security as required to create additional Units. The Sponsor may, if unable to accept orders on any given day, offer to execute the order as soon as sufficient Units can be created. You will be deemed to have placed a new order for that number of Units each day until that order is accepted. The Sponsor will execute your order, when Units are available, at the Public Offering Price next calculated after the Sponsor accepts your continuing order. You will, of course, be able to revoke your purchase offer at any time prior to acceptance by the Sponsor. The Sponsor will execute orders to purchase in the order it determines that they are received. The Sponsor will first fill orders received first. However, the Sponsor will accept indications of interest prior to the effectiveness of the registration of the offering of Trust Units which become orders upon effectiveness according to the order in which the Sponsor receives the indications of interest.

    On the Initial Date of Deposit, each Unit represented the fractional undivided interest in the Securities and net income of the Trust set forth under "Summary of Essential Information". Thereafter, if you redeem any Units, the amount of Securities in the Trust will decline, and the fractional undivided interest represented by each remaining Unit in the balance of the Trust will increase. However, if the Trust issues Additional Units, the Securities in the Trust will increase by amounts allocable to such Additional Units and the fractional undivided interest in the Trust will fall. Units will remain outstanding until you or any Unit Holder, including the Sponsor, redeem them upon tender to the Trustee, or until the termination of the Trust on the terms specified in the Indenture and Agreement. Only the Trustee can redeem Units. You can redeem your Units, sell them to the Sponsor if the Sponsor is willing to buy the Units or hold them until the Trust terminates.

                            TAX STATUS OF THE TRUST

    In the opinion of Cahill Gordon & Reindel, special counsel for the Sponsor, under existing Federal income tax law:

        The Trust is not an association taxable as a corporation for Federal income tax purposes. Income received by the Trust will be treated as income of the Unit Holders in the manner set forth below.

    Under the grantor trust rules of Sections 671-678 of the Internal Revenue Code of 1986, as amended, each Unit Holder will be considered to be the owner of a pro rata portion of each asset in the Trust. The total tax cost of each Unit purchased solely for cash will equal the cost of Units, including the Initial Sales Charge. A Unit Holder should determine the tax cost for each asset represented by the Unit Holder's Units purchased solely for cash by allocating the total cost for such Units, including the Initial Sales Charge, among the assets in the Trust represented by the Units in proportion to the relative fair market values thereof on the date the Unit Holder purchases such Units.

    The proceeds actually received by a Unit Holder upon termination of the Trust or redemption of Units will be net of the Deferred Sales Charge and the charge for organizational expenses. The relevant tax reporting forms sent to Unit Holder will also reflect the actual amounts paid to them, which does not include the Deferred Sales Charge and the charge for organizational expenses. Accordingly, you should not increase the total cost for your Units by the amount of the Deferred Sales Charge and the charge for organizational expenses.


    You, as a Unit Holder, will be considered to have received all of the dividends paid on your pro rata portion of each Security when the Trust receives such dividends including the portion of such dividend used to pay ongoing expenses. In the case of a corporate Unit Holder, such dividends will qualify for the 70% dividends received deduction for corporations to the same extent as if the corporate Unit Holder held the dividend paying stock directly. An individual Unit Holder who itemizes deductions will be entitled to an itemized deduction for his pro rata share of fees and expenses paid by the Trust as if he paid such fees and expenses directly. You are entitled to this deduction only to the extent that this amount together with your other miscellaneous deductions exceed 2% of your adjusted gross income. A corporate Unit Holder will not be subject to this 2% floor.



    Under the position taken by the Internal Revenue Service in Revenue Ruling 90-7, a distribution by the Trustee to you or to your agent of your pro rata share of the Securities in-kind upon redemption or termination of the Trust will not be a taxable event to you. Your basis for Securities so distributed will be equal to your basis for the same Securities, previously represented by your Units, prior to such distribution. The holding period for such Securities will include the period during which you held the Units. You will have a taxable gain or loss, which will be a capital gain or loss except in the case of a dealer, when you dispose of such Securities in a taxable transfer.


    Under the income tax laws of the State and City of New York, the Trust is not an association taxable as a corporation. These tax laws will treat the income of the Trust as the income of the Unit Holders.

    In connection with the In-kind Rollover Option set forth under "Termination-In-Kind Rollover Option", you will not be taxed upon the receipt in-kind from the Terminating Trust and the deposit in the New Trust of the Duplicated Stocks. Your basis in such Duplicated Stocks will be your basis in such Duplicated Stocks prior to the distribution from the Terminating Trust. The holding period of such Duplicated Stocks will include the period during which you held the Units. To the extent the Agent sells Securities received in-kind on your behalf, you will have a taxable gain or loss, which will be a capital gain or loss except in the case of a dealer. Your basis in non-Duplicated Stocks will equal the purchase price paid by the Agent.

    If the proceeds that the Distribution Agent or the Trustee receives upon the sale of an underlying Security exceed your adjusted tax cost allocable to the Security disposed of, you will realize a taxable gain to the extent of such excess. Conversely, if the proceeds that the Distribution Agent or the Trustee receives upon the sale of an underlying Security are less than your adjusted tax cost allocable to the Security disposed of, you will realize a loss for tax purposes to the extent of such difference. However, upon reinvestment of proceeds in a New Series in connection with an exchange or non In-Kind Rollover, the Internal Revenue Service may seek to disallow such loss to the extent that (1) the underlying securities in each trust are substantially identical and (2) the purchase of units of the New Series takes place less than thirty-one days after the sale of the underlying Security.

    Under the Federal Tax Code, capital gain of individuals, estates and trusts from Securities held for more than one year is subject to a maximum nominal tax rate of 20%. Such capital gain may, however, result in a disallowance of itemized deductions and/or affect a personal exemption phase-out. The maximum lower capital gain rate of 20% will be unavailable to you with respect to those Securities which you have held for less than a year and a day at the time of sale. This includes sales occasioned by mandatory or early termination of the Trust or exchange or rollover of Units.

    You should consult your tax advisor with respect to the application of the above general information to your own personal situation.

                                RETIREMENT PLANS

    Units of the Trust may be suited for purchase by Individual Retirement Accounts and pension plans or profit sharing and other qualified retirement plans. If you are considering participation in any such plan you should review specific tax laws and pending legislation relating to the plan and should consult attorneys or tax advisors with respect to the establishment and maintenance of any such plan.

    A qualified retirement plan provides employee retirement benefits. Contributions from the employer fund such a plan in whole or in part. If those contributions include some by a self-employed individual, the plan is sometimes called a Keogh plan. The employer contributions are, within limits, deductible in determining the taxable income of the contributing employer for Federal income tax purposes. The plan does not pay taxes on income upon receipt of it, and plan losses are not deductible. However, distributees must generally include distributions from the plan in their ordinary income upon receipt. A lump sum payout of the entire amount held in such a plan can, however, be eligible for 5 or 10 year averaging.

    An individual retirement account ("IRA") is similar to a qualified retirement plan. However, an individual, rather than an employer, generally makes contributions to an IRA up to $2,000 per year, from earned income. An individual may also make additional contributions of up to $2,000 to an IRA of an individual's spouse provided the combined income of the individual and his or her spouse is sufficient. An individual may contribute to an IRA even though he or she is also covered by a qualified retirement plan. However, higher-income individuals who are active participants in a qualified retirement plan may not currently deduct IRA contributions and the nondeductible IRA contributions from the plan are not taxed when paid out by the IRA, but income earned in the IRA is taxed as ordinary income when distributed. The IRA beneficiary must not have attained age 70 1/2 by the close of the taxable year for which an IRA contribution is made; and 5 and 10 year averaging is not allowable for IRA distributions. Small employers can establish so-called SIMPLE IRA plans allowing annual pre-tax contributions by an employee to an IRA of up to $6,000, subject to cost-of-living adjustments, and requiring a minimum level of employer contributions.

    Recent legislation has created two new types of IRAs effective beginning in 1998: Roth IRAs and education IRAs. You may not deduct contributions to Roth IRAs and education IRAs, but you may receive tax-free distributions of the income of the IRA if you meet the applicable requirements. You would, however, pay taxes on such income upon distribution if you do not meet such requirements. Distributions from a Roth IRA are tax-free if made after satisfaction of a 5-year holding period and (1) on or after attainment of age 59 1/2, (2) upon death or disability, or (3) to buy or construct a first home as a principal residence for the indi-vidual, his spouse or any child, grandchild or ancestor, up to $10,000. Distributions from an education IRA are tax-free to the extent not in excess of the beneficiary's qualified higher education expenses for the applicable year. Distributions of the non-deductible contributions themselves would in any event not be taxed. Contributions to Roth IRAs are limited to $2,000 per year, reduced by contributions to regular IRAs. Contributions to education IRAs are limited to $500 per year for each beneficiary under age 18. Higher-income individuals cannot establish Roth IRAs or education IRAs.

    Distributions from qualified retirement plans must begin in minimum amounts:

    - no later than the April 1 following the calendar year in which you attain age 70 1/2, or in the case of a person other than a 5% owner, April 1 following the calendar year in which you retire, if later, or

    - within 5 years after your death if death occurs before distributions begin, with later distribution allowed for a surviving spouse and with lifetime annuity-type payouts to any beneficiary permitted.

    Minimum required distributions from IRAs, other than Roth IRAs and education IRAs, are governed by similar rules. However, minimum distributions to the individual for whom the IRA is maintained must in all cases begin no later than the April 1 following the calendar year in which you attain age 70 1/2. Roth IRAs are not required to commence distributions upon the individual's attainment of age 70 1/2. However, Roth IRAs are subject to the foregoing post-death minimum distribution requirements upon the individual's death. Education IRAs are required to distribute the account balance within 30 days after the designated beneficiary's attainment of age 30 or earlier death.

    Forms and arrangements for establishing qualified retirement plans and IRAs are available from:

    - the Sponsor

    - other brokerage firms

    - other financial institutions

    - others.

    Fees and charges with respect to such plans and IRAs are not uniform and may vary from time to time as well as from institution to institution.

    Distributions received from a qualified retirement plan or IRA, other than an education IRA, before the employee attains age 59 1/2 are subject to a 10% additional tax on the amount includible in income, unless the distribution is:

    - made on or after your death

    - attributable to your being disabled

    - in the nature of a life annuity

    - made to you from a qualified retirement plan after separation from service after attainment of age 55


    - made from an IRA to pay certain qualified higher education expenses for you, your spouse or your child or grandchild



    - made from an IRA to buy or construct a first home as a principal residence for you, your spouse or any child, grandchild or ancestor up to $10,000, or


    - made for other reasons specified in the law.

    Distributions from an education IRA in excess of qualified higher education expenses are subject to a 10% additional tax on the amount includible in income, unless the distribution is:

    - made on or after the death of the designated beneficiary

    - attributable to the designated beneficiary's being disabled, or

    - made on account of a scholarship or certain other educational assistance allowances.

    You may, however, roll over or transfer qualifying distributions from a qualified retirement plan or from an IRA to another qualified retirement plan or IRA under specified circumstances.

    The foregoing information is of a general nature. It does not purport to be complete and relates only to the Federal income tax rules applicable to qualified retirement plans and IRAs. State and local tax rules and foreign tax regimes may treat qualified retirement plans and IRAs differently. Anyone contemplating establishing a qualified retirement plan or IRA or investing funds of such a plan or IRA in Trust units should consult his, her or its tax advisor with respect to the tax consequences of any such action and the application of the foregoing general tax information to his, her or its particular situation.

                            PUBLIC OFFERING OF UNITS

PUBLIC OFFERING PRICE


    The Public Offering Price of the Units is calculated on each business day by the following formula: the aggregate market value of the Portfolio Securities and other Trust assets, as determined by the Trustee, next computed after receipt of a purchase order is reduced by Trust liabilities and then divided by the number of Units outstanding. The Units outstanding may be split to create greater or fewer units (a reverse split). The sales charge shown in "Summary of Essential Information" is added to the net asset value per Unit. The Sponsor will add to the Public Offering Price commissions and any other transactional costs, if any, in connection with the deposit of additional Securities or contracts to purchase additional Securities for the creation of Additional Units.


    After the Initial Date of Deposit, the Sponsor will add to the Public Offering Price a proportionate share of amounts in the Income Account and Principal Account and amounts receivable in respect of stocks trading ex-dividend, other than money required to be distributed to Unit Holders on a Distribution Date and money required to redeem tendered Units. In the event a stock is trading ex-dividend at the time of deposit of additional Securities, the Sponsor will add to the Public Offering Price an amount equal to the dividend that would be received if such stock were to receive a dividend. The Public Offering Price per Unit is calculated to five decimal places and rounded up or down to three decimal places. The Public Offering Price on any particular date will vary from the Public Offering Price on the Initial Date of Deposit, set forth in the "Summary of Essential Information", in accordance with:

    - fluctuations in the aggregate market value of the Securities

    - the amount of available cash on hand in the Trust

    - the amount of Trust fees and expenses.

    A portion of the Public Offering Price also consists of cash or securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. These costs include:

    - the cost of the intial preparation of documents relating to the Trust, federal and state registration fees

    - the initial fees and expenses of the Trustee

    - legal expenses

    - any other out-of-pocket expenses.

    The Sponsor will receive the estimated organization costs as of the close of the initial offering period.

    As more fully described in the Indenture, the Trustee determines the aggregate market value of the Securities based on closing prices on the day it makes the valuation as described under "Redemption--Computation of Redemption Price". If there are no such reported prices, the Trustee takes into account the same factors referred to under "Redemption--Computation of Redemption Price". Determinations are effective for transactions effected after the last preceding determination.

    The sales charge consists of an Initial Sales Charge and a Deferred Sales Charge. To compute the Initial Sales Charge, deduct the Deferred Sales Charge of $20.00 per 100 Units from the total sales charge. The Initial Sales Charge that a Unit Holder pays may be more or less than the Initial Sales Charge on the Initial Date of Deposit because of the fluctuation of the value of the Securities from that on the Initial Date of Deposit. The Deferred Sales Charge will initially be $20.00 per 100 Units but will decline each month by one eighth. The Deferred Sales Charge will be paid through monthly payments of $2.50 per 100 Units per month commencing on the first Deferred Sales Charge Payment Date shown on the Summary of Essential Information. The Deferred Sales Charge will be paid with money acquired through the sale of Securities on each such date or distribution of cash available for such payment. To the extent that the entire Deferred Sales Charge relating to your Units has not been paid at the time of repurchase, redemption or exchange of the Units, we will deduct any unpaid amount from the sale, redemption or exchange proceeds or in calculating an in kind distribution.


    For purchases of Units with a value of $25,000 or more, we will reduce the Initial Sales Charge on a graduated basis as shown below under "Volume Discount". Units purchased pursuant to the Reinvestment Program are subject only to any remaining Deferred Sales Charge payments; see "Reinvestment Program". Unit Holders investing the proceeds of distribution from a previous terminating Series of Morgan Stanley Dean Witter Select Equity Trust, upon purchase of Units of the Trust, will be subject only to the Deferred Sales Charge on such Units. If you acquire Units of the Trust pursuant to an exchange of units of a different unit investment trust sponsored by the Sponsor you will not have to pay an initial sales charge at the time of the exchange. However, such Units acquired will be subject to the Deferred Sales Charge.


PUBLIC DISTRIBUTION


    The Sponsor directly and through dealers will distribute to the public, at the Public Offering Price determined as provided above, Units issued on the Initial Date of Deposit and Additional Units issued in respect of additional deposits of Securities. They may offer to the public unsold Units or Units acquired by the Sponsor in the secondary market referred to below, by this Prospectus at the then-current Public Offering Price determined as provided above.



    The Sponsor intends to qualify Units in states selected by the Sponsor for sale by the Sponsor and through dealers who are members of the National Association of Securities Dealers, Inc. The Sponsor will sell Units to dealers during the initial offering period at prices which reflect a concession of 70% of the applicable sales charge, subject to change from time to time. In addition, sales of Units may be made pursuant to distribution arrangements with certain banks and/or other entities. These banks and entities subject to regulation by the Office of the Comptroller of the Currency or by other bank regulatory authorities and are acting as agents for their customers. These banks and/or entities are making Units of the Trust available to their customers on an agency basis. A portion of the sales charge that these customers pay is retained by or remitted to such banks or entities in an amount equal to the amount customarily received by an agent for acting in such capacity in connection with the purchase of Units. The Glass-Steagall Act prohibits banks from underwriting certain securities, including Units of the Trust. This Act, however, does permit certain agency transactions. Banking regulators have not indicated that these particular agency transactions are impermissible under this Act. In Texas, as well as certain other states, any bank making Units available must register as a broker-dealer in that State. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

SECONDARY MARKET

    While not obligated to do so, the Sponsor presently intends to maintain, at its expense, a secondary market for Units of this series of the Morgan Stanley Dean Witter Select Equity Trust. The Sponsor also presently intends to continuously offer to repurchase Units from Unit Holders at the Sponsor's Repurchase Price. The Sponsor computes the Repurchase Price by adding:

    - the aggregate value of the Securities in the Trust, and

    - any cash on hand in the Trust, including dividends receivable on stocks trading ex-dividend, other than money required to redeem tendered Units and cash the Sponsor deposited to purchase Securities or cash held in the Reserve Account

    - less expenses of the Trust, (includes Trustee fee, Sponsor fee, counsel's expenses and taxes, if any), and

    - less any remaining unpaid portion of the Deferred Sales Charge, and

    - less cash held for distribution to Unit Holders of record as of a date on or prior to the evaluation

    - and then dividing the result by the number of Units outstanding, as of the date of such computation.

    In addition, after the initial offering period, the Sponsor's Repurchase Price will be reduced to reflect the estimated costs of liquidating the Securities to meet redemption requests. The only sales charge incurred when a Unit Holder sells Units back to the Sponsor is the payment of the unpaid portion of the Deferred Sales Charge. The Sponsor may reoffer to the public any Units repurchased by the Sponsor at the Sponsor's Repurchase Price. The reoffering price will be the then current Public Offering Price. The Sponsor will bear any profit or loss resulting from the resale of such Units.

    The Sponsor may temporarily or permanently discontinue the repurchase of Units of this series at the Sponsor's Repurchase Price if the supply of Units exceeds demand or for any other business reason. In such event, although under no obligation to do so, the Sponsor may, as a service to Unit Holders, offer to repurchase Units at the "Redemption Price". Alternatively, Unit Holders may redeem their Units through the Trustee.

PROFIT OF SPONSOR

    The Sponsor receives a sales charge on Units sold to the public and to dealers. The Sponsor may have also realized a profit or sustained a loss on the deposit of the Securities in the Trust. This profit or loss represents the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust. For a description of such profit or loss and the amount of such difference on the Initial Date of Deposit see "Schedule of Portfolio Securities". The Sponsor may realize a similar profit or loss in connection with each additional deposit of Securities. In addition, the Sponsor may have acted as broker in transactions relating to the purchase of Securities for deposit in the Trust. During the initial public offering period the Sponsor may realize additional profit or sustain a loss due to daily fluctuations in the prices of the Securities in the Trust and thus in the Public Offering Price of Units the Sponsor receives. If the Sponsor receives cash from the Unit Holders prior to the settlement date for purchase of Units or prior to the payment for Securities upon their delivery, the Sponsor may use the cash in the Sponsor's business and may benefit from the use of the cash.

    The Sponsor may also realize profits or sustain losses while maintaining a secondary market in the Units. These profits or losses are the amount of any difference between the prices at which the Sponsor buys Units and the prices, including a sales charge, at which the Sponsor resells such Units or the prices at which the Sponsor redeems such Units, as the case may be.

VOLUME DISCOUNT

    Although under no obligation to do so, the Sponsor intends to permit volume purchasers of Units to purchase Units at a reduced sales charge. The Sponsor may at any time change the amount by which the sales charge is reduced. The Sponsor may also discontinue the discount altogether.

    The sales charge of 2.90% of the Public Offering Price will decline as shown on the following graduated scale for sales to any person of at least $25,000 during the Initial Offering Period. The sales charge in the secondary market, which will decline as shown on the following graduated scale, consists of an Initial Sales Charge and the remaining portions of the Deferred Sales Charge. The following scale assumes a Public Offering Price of $1,000.00 per 100 units:

                                                           SALES CHARGE
                                          ----------------------------------------------
                                                                        PERCENT OF
                                                PERCENT OF          THE AMOUNT INVESTED
                                          PUBLIC OFFERING PRICE        IN SECURITIES
                                          ----------------------   ---------------------
Less than $25,000.......................              2.90%                    2.926%
$25,000 to $49,999......................              2.75                     2.775
$50,000 to $99,999......................              2.50                     2.523
$100,000 to $249,999....................              2.25                     2.270
$250,000 to $999,999....................              2.00                     2.00
$1,000,000 or more......................              1.00                     1.00

    The reduced sales charges as shown on the chart above will apply to all purchases of Units of this Trust on any one day by the same person, partnership or corporation, other than a dealer, in the amounts stated herein. For purchases of $250,000.00 or more, the sales charge consists solely of a deferred sales charge of $20.00 per 100 units for a purchase of $250,000.00 to $999,999.99 and adjusted to total $10.00 per 100 units for a purchase of $1,000,000.00 or more.

    Units held in the name of your spouse or in the name of your child under the age 21 are deemed for the purposes of the volume discount to be registered in your name. The reduced sales charges are also applicable to a trustee or other fiduciary, including a partnership or corporation purchasing Units for a single trust estate or single fiduciary account.

    The dealer concession will be 70% of the sales charge per Unit.

                                   REDEMPTION

RIGHT OF REDEMPTION

    You may redeem one or more of your Units at the Redemption Price upon delivery of a request for redemption to the Trustee at its unit investment trust office in the City of New York, in form satisfactory to the Trustee. You may tender Units for redemption at any time after the settlement date for purchase. The Redemption Price per Unit is calculated as set forth under "Computation of Redemption Price". There is no sales charge incurred when you tender your Units to the Trustee for redemption other than the payment of any Deferred Sales Charge then due.

    On the third business day following the tender to the Trustee of Units to be redeemed, you will be entitled to receive cash per Unit equal to the Redemption Price per Unit. The Trustee will determine the Redemption Price as of the Evaluation Time on the date of tender. The Evaluation Time is the close of the market, generally, 4:00 p.m. New York Time, except the Evaluation Time on the date of this prospectus is 5:30 p.m.

    The "date of tender" is the date on which the Trustee receives Units. However, as regards Units received after the Evaluation Time, the date of tender is the next day on which the New York Stock Exchange is open for trading. Such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day.

    During the period in which the Sponsor maintains a secondary market for Units, the Sponsor may repurchase any Unit presented for tender to the Trustee for redemption no later than the close of business on the next Business Day following such presentation.

REDEMPTION PROCEDURES

    In connection with each redemption the Sponsor will direct the Trustee to redeem Units in accordance with the procedures set forth in either (1) or (2) below.


    (1) The Trustee will redeem Units solely in cash for any one Unit Holder tendering less than 25,000 Units. If you request redemption of at least 25,000 Units, the Sponsor may determine, in its discretion, to direct the Trustee to redeem Units "in-kind" by distributing Portfolio Securities to you. The Sponsor may direct the Trustee to redeem Units "in-kind" even if it is then maintaining a secondary market in Units of the Trust. If you redeem Units "in-kind" you will receive an amount and value of Trust Securities per Unit equal to the Redemption Price Per Unit as determined as of the Evaluation Time next following the tender as set forth herein under "Computation of Redemption Price" below. The Trustee will hold the distribution "in-kind" for redemption of Units for your account, and for disposition in accordance with your instructions. You will be entitled to receive (1) whole shares of each of the underlying Portfolio Securities, plus
(2) cash equal to the your pro rata share of the cash balance of the Income and Principal Accounts and (3) cash from the Principal Account equal to the fractional shares to which you are entitled. The Trustee, in connection with implementing the redemption "in-kind," procedures outlined above, may make any adjustments necessary to reflect differences between (1) the Redemption Price of Units and (2) the value of the Securities distributed "in-kind" as of the date of tender. If the Principal Account does not contain amounts sufficient to cover the required cash distribution to you, the Trustee may sell Securities in the Trust Portfolio in the manner discussed below. If you receive redemption distributions of Securities "in-kind" you may incur brokerage costs and odd-lot charges in converting Securities so received into cash. The Trustee will assess transfer charges to Unit Holders taking Securities "in-kind" according to its usual practice.


    The portion of the Redemption Price which represents your interest in the Income Account will be withdrawn from the Income Account to the extent available. The balance paid on any redemption, including dividends receivable on stocks trading ex-dividend, if any, will be drawn from the Principal Account to the extent that funds are available for such purpose. The Agreement authorizes the Trustee to sell Securities in order to provide funds for redemption. To the extent Securities are sold, the size of the Trust will decline. Such sales may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realize. The Redemption Price you receive may be more or less than the purchase price you originally paid. The price difference will depend on the value of the Securities in the Portfolio at the time of redemption. Moreover, due to the minimum lot size in which Securities may be required to be sold, the proceeds of such sales may exceed the amount necessary for payment of Units redeemed. Such excess proceeds will be distributed pro rata to all remaining Unit Holders of record on the next following Record Date.

    The Sponsor will supply to the Trustee a list of Securities to sell for purposes of redeeming Units. If the Sponsor does not so instruct the Trustee, the Trustee will select the Securities to sell so as to maintain, as closely as practicable, the proportionate relationship between the number of shares of each Security in the Trust.


    (2) The Trustee will redeem Units in-kind by an in-kind distribution to The Bank of New York as the Distribution Agent. You will be able to receive in-kind an amount per Unit equal to the Redemption Price per Unit as determined as of the day of tender. In-kind distributions to Unit Holders will take the form of whole shares of Securities. The Distribution Agent will distribute cash in lieu of fractional shares. The whole shares, fractional shares and cash distributed to the Distribution Agent will total an amount equal to the Redemption Price per Unit.


    The Distribution Agent shall hold distributions in-kind upon the redemption of Units. You shall be deemed to have designated the Distribution Agent as your agent upon purchase of a Unit, for your account, and for disposition in accordance with your instructions as follows:



    (i) The Distribution Agent shall sell the In-Kind Distribution as of the close of business on the date of tender or as soon thereafter as possible. The Distribution Agent shall then remit to you not later than seven calendar days thereafter the net proceeds of sale, after deducting brokerage commissions and transfer taxes, if any, on the sale. However, you may request a distribution of the Securities as set forth in paragraph (ii) below. The Distribution Agent may sell the Securities through the Sponsor, and the Sponsor may charge brokerage commissions on those sales.



    (ii) If you request distribution in-kind and tender more than 25,000 Units, the Distribution Agent shall sell any portion of the In-Kind Distribution represented by fractional interests in shares in accordance with the foregoing. The Distribution Agent shall then distribute (1) the net cash proceeds plus (2) any other distributable cash to you together with (3) certificates or book-entry credit to your account at the Sponsor of each of the whole shares of Securities comprising the In-Kind Distribution.



    The 25,000 Unit threshold will not apply to redemptions in-kind in connection with a rollover or on an In-Kind Distribution Date in connection with the termination of the Trust.



    The portion of the Redemption Price which represents your interest in the Income Account shall be withdrawn from the income account to the extent available. The balance paid on any redemption, including dividends receivable on stocks trading ex-dividend, if any, will be withdrawn from the Principal Account to the extent that funds are available for such purpose. To the extent Securities are distributed in-kind to the Distribution Agent, the size of the Trust will be reduced. Sales by the Distribution Agent may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized. The Redemption Price you receive may be more or less than the purchase price you originally paid, depending on the value of the Securities in the Portfolio at the time of redemption.


COMPUTATION OF REDEMPTION PRICE

    The Trust Evaluation per Unit is determined as of the Evaluation Time stated under "Summary of Essential Information" above:

    - semiannually, on the last Business Day of each of the months of June and December,

    - on the day on which you tender any Unit of the Trust for redemption, unless you tender after the Evaluation Time on such day. In this case Tender shall be considered made on the next day after on which the New York Stock Exchange is open for trading.

    - on any other Business Day desired by the Sponsor or the Trustee.

I. To determine the Trust Evaluation per Unit, add:

    (1) The aggregate value of Securities in the Trust, as the Trustee determines;

    (2) Cash on hand in the Trust, including dividends receivable on stocks trading ex-dividend, other than money deposited to purchase Securities or money credited to the Reserve Account;

    (3) All other assets of the Trust;

II. Then deduct from the resulting figure:

    (1) amounts representing any applicable taxes or governmental charges payable by the Trust for the purpose of making an addition to the reserve account,

    (2) amounts representing estimated accrued fees and expenses of the Trust, including legal and auditing expenses,

    (3) amounts representing unpaid fees of the Trustee, the Sponsor and counsel,

    (4) any remaining unpaid portion of the Deferred Sales Charge, and

    (5) monies held to redeem tendered Units and for distribution to Unit Holders of record as of the Business Day prior to the Evaluation being made on the days or dates set forth above;

III. Divide the result of the above computation by the total number of Units outstanding on the date of such Evaluation. The resulting figure equals the Redemption Price for each Unit.

    In addition, after the initial offering period, the Redemption Price will be reduced to reflect the estimated costs of liquidating the Securities to meet the redemption.

    The Trustee shall determine the aggregate value of the Securities in good faith in the following manner:

    - If the Securities are listed on one or more national securities exchanges, the Trustee shall base such valuation on the closing price on such exchange which is the principal market thereof. The exchange shall be the New York Stock Exchange if the Securities are listed there, unless the Trustee deems such price inappropriate as a basis for valuation.

    - If the Securities are not so listed, or, if so listed and their principal market is other than such exchange or there is no closing price on such exchange, the Trustee shall base such valuation on the closing price in the over-the-counter market, unless the Trustee deems such price inappropriate as a basis for valuation.

    If there is no such closing price, the Trustee shall use any of the following methods which the Trustee deems appropriate:

    - on the basis of current bid prices of such Securities as obtained from investment dealers or brokers, including the Sponsor, who customarily deal in securities comparable to those held by the Trust, or

    - if bid prices are not available for any of such Securities, on the basis of bid prices for comparable securities, or

    - by appraisal of the value of the Securities on the bid side of the market or by such other appraisal as is deemed appropriate, or

    - by any combination of the above.

POSTPONEMENT OF REDEMPTION

    Your right of redemption may be suspended and the payment of the Redemption Price per Unit to you may be postponed for more than seven calendar days following a tender of Units for redemption

    - for any period during which the New York Stock Exchange, Inc. is closed, other than for customary weekend and holiday closings, or

    - for any period during which, as determined by the Securities and Exchange Commission, either trading on the New York Stock Exchange, Inc. is restricted or an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable, or

    - for such other periods as the Securities and Exchange Commission may by order permit. The Trustee is not liable to any person or in any way for any loss or damage that may result from any such suspension or postponement.

                                EXCHANGE OPTION

    Unit Holders of any Morgan Stanley Dean Witter Select Trust or any holders of units of any other unit investment trust may elect to exchange any or all of their units for units of:

    - one or more of any series of the Morgan Stanley Dean Witter Select Equity Trust or

    - for units of any other Morgan Stanley Dean Witter Select Trusts, that may from time to time be made available for such exchange by the Sponsor, called the "Exchange Trusts".

    Such an exchange is implemented by a sale of Units and a purchase of the units of an Exchange Trust. You may acquire such units at prices based on reduced sales charges per unit. The purpose of such reduced sales charge is to permit the Sponsor to pass on to the Holder who wishes to exchange units the cost savings resulting from such exchange. The cost savings result from reductions in time and expense related to advice, financial planning and operational expense required for the Exchange Option. The following Exchange Trusts are currently available:

    - the Dean Witter Select Municipal Trust,

    - the Dean Witter Select Government Trust,

    - the Dean Witter Select Equity Trust,

    - the Dean Witter Select Investment Trust and

    - the Dean Witter Select Corporate Trust.

    Each Exchange Trust has different investment objectives. You should read the Prospectus for the applicable Exchange Trust carefully to determine the investment objective prior to exercise of this option.

    This option will be available provided that (1) the Sponsor maintains a secondary market in units of the applicable Exchange Trust and (2) units of the applicable Exchange Trust are available for sale and are lawfully qualified for sale in the state in which you are a resident. While the Sponsor presently intends to maintain a secondary market for the units of Exchange Trusts, there is no obligation on its part to do so. Therefore, we do not promise that a market for units will in fact exist on any given date in which you wish to sell or exchange Units. Thus, we do not promise that the Exchange Option will be available to any Unit Holder. The Sponsor reserves the right to modify, suspend or terminate this option. The Sponsor will give sixty days notice before the date of the termination of or a material amendment to the Exchange Option. However, the Sponsor will not have to give notice in certain circumstances approved by the Securities and Exchange Commission. In the event the Exchange Option is not available to you at the time you wish to exercise such option, we will immediately notify you and we will not take any action with respect to your tendered Units without further instruction from you.

    You may make exchanges in whole units only. We will return any excess proceeds from the surrender of your Units. Alternatively, you may make up any difference between (1) the amount representing the Units being submitted for exchange (2) and the amount representing the units being acquired up to the next highest number of whole units. The full value of the Units, including any make up amount, will be subject to a sales charge.

    An exchange of Units pursuant to the Exchange Option will constitute a "taxable event" under the Code. You will recognize a gain or loss at the time of exchange. However, if you exchange Units for units of any series of the Exchange Trusts which are grantor trusts for U.S. federal income tax purposes, the Internal Revenue Service may seek to disallow any loss incurred upon such exchange. The IRS may seek to disallow the loss to the extent that (1) the underlying securities in each Trust are substantially identical and (2) the purchase of the units of an Exchange Trust takes place less than thirty-one days after the sale of the Units. In order to avoid the potential disallowance of losses for tax purposes, you may notify the Sponsor that you desire to purchase units of the Exchange Trust on the thirty-first day after the day of the sale of the Units exchanged. The Sponsor will deposit the proceeds of the Units surrendered in your brokerage account at the Sponsor. You may withdraw the proceeds at any time. You may use cash from the account to purchase units of the Exchange Trust on the thirty-first day after the day of sale of the Units exchanged in accordance with the procedures set forth above. You may revoke the order to purchase at any time prior to the purchase on the thirty-first day by calling your financial advisor.

    The Sponsor will purchase units at a price based upon the value of the Trust per unit plus the applicable sales charge of 2.0%. However, we do not promise that a market for units will exist on such date or that units will be available for purchase on such date. If units are unavailable, the Sponsor may acquire units in the secondary market or create units as soon as possible thereafter. The Sponsor will sell these units based on the value of the Trust per unit on the date of purchase of the units plus the applicable sales charge of 2.0%. The order does not create a contract or option to acquire units. If the Sponsor does not hold units in its inventory on the 31st day or if the Sponsor does not create additional units or is unable to acquire units in the secondary market, the Sponsor will not purchase units of the Exchange Trust and the cash will remain in your account. If you exchange Units of one Trust for units of another Trust, you should consult your tax advisor regarding the extent to which such exchange results in the recognition of a loss for Federal and/or state or local income tax purposes.

    To exercise the Exchange Option, you should notify the Sponsor of the desire to acquire units of one or more of the Exchange Trusts. Upon the exchange of Units of the Trust, we will deduct any Deferred Sales Charge balance from the exchange proceeds. If units of the applicable outstanding series of the Exchange Trust are at that time available for sale, you may select the series or group of series for which the Units are to be exchanged. You will be provided with a current prospectus or prospectuses relating to each series in which interest is indicated.

    The exchange transaction will operate in a manner essentially identical to any secondary market transaction. Units will be repurchased at a price based upon the aggregate bid side evaluation per Unit of the Securities in the Portfolio. We will sell units of the Exchange Trust to you at a price equal to:

    - the net asset value based on the offering or bid side evaluation, as applicable, per unit of the securities in the Exchange Trust's Portfolio, plus

    - accrued interest, if any, and

    - the applicable sales charge of 2.0% of the Public Offering Price per Unit.


    If the Exchange Trust is a series of Morgan Stanley Dean Witter Select Equity Trust, the applicable sales charge on such Trust will be the Deferred Sales Charge of such Trust. The Deferred Sales Charge may be more or less than 2.0% of the Public Offering Price.

                              REINVESTMENT PROGRAM

    You may elect to automatically reinvest the distributions with respect to your Units in additional Units of the Trust, subject only to any remaining portions of the Deferred Sales Charge. Reinvestment Units are not subject to the Initial Sales Charge. You may participate in the Trust's reinvestment program by filing with the Trustee a written notice of election. The Trustee must receive your completed notice of election to participate in the Program at least ten days prior to the Record Date applicable to any distribution in order for the Program to be in effect as to such distribution. You may modify or revoke elections on similar notice.

    The Trustee will use such distributions, to the extent reinvested in the Trust, at the direction of the Sponsor in one or both of the following manners:

    (1) The Trustee may use the distributions to purchase Units of this Series of the Trust in the Sponsor's inventory. The purchase price payable by the Trustee for each of such Units will be equal to the applicable Trust evaluation per Unit on or as soon as possible after the close of business on the Distribution Date. The Trustee will issue or credit the Units purchased to the accounts of Unit Holders participating in the Program.

    (2) If there are no Units in the Sponsor's inventory, the Sponsor may purchase additional Securities for deposit into the Trust as described above in Part B. The Sponsor will deposit the additional Securities with any necessary cash with the Trustee in exchange for new Units. The Trustee may then use the distributions to purchase the new Units from the Sponsor. The price for such new Units will be the applicable Trust evaluation per Unit on or as soon as possible after the close of business on the Distribution Date. See "Public Offering of Units--Public Offering Price". The Units purchased by the Trustee will be issued or credited to the accounts of Unit Holders who participate in the Program. The Sponsor may terminate the Program if it does not have sufficient Units in its inventory or if it is no longer practical to create additional Units.

    No fractional Units will be issued under any circumstances. If, after the maximum number of full Units has been issued or created at the applicable price, there remains a portion of the distribution which is not sufficient to purchase a full Unit at such price, the Trustee will distribute such cash to Unit Holders. The Trust will bear the cost of administering the reinvestment program. Thus all Unit Holders will indirectly bear that cost.

                             RIGHTS OF UNIT HOLDERS

UNIT HOLDERS

    A Unit Holder is deemed to be a beneficiary of the Trust created by the Indenture and Agreement. A Unit Holder is vested with all right, title and interest in the Trust created therein. As a Unit Holder, you may at any time tender your Units to the Trustee for redemption.

    You are required to hold your Units in uncertificated form. The Trustee will credit your account with the number of Units you hold. Units are transferable only on the records of the Trustee upon presentation of evidence satisfactory to the Trustee for each transfer. Any sums payable for taxes or other governmental charges imposed upon these transactions must be paid by you and you must comply with the formalities necessary to redeem Units.

CERTAIN LIMITATIONS

    The death or incapacity of any Unit Holder will not operate to terminate the Trust. Death or incapacity will not entitle your legal representatives or heirs to claim an accounting or to take any other action or proceeding in any court for a partition or winding up of the Trust.

    Neither you nor any other Unit Holder shall have the right to vote except with respect to removal of the Trustee or amendment and termination of the Trust. See "Administration of the Trust--Amendment" and "Administration of the Trust--Termination". Unit Holders shall have no right to control the operation or administration of the Trust in any manner. The only time you will have such a right is upon the vote of 51% of the Units outstanding at any time for purposes of amendment, or termination of the Trust or discharge of the Trustee, all as provided in the Agreement. However, no Unit Holder shall ever be under any liability to any third party for any action that the Trustee or Sponsor takes. You will be unable to dispose of any of the Securities in the Portfolio, as such, and will not be able to vote the Securities. The Trustee, as holder of the Securities, will have the right to vote all of the voting Securities held in the Trust. The Trustee will vote such Securities in accordance with the instructions of the Sponsor, if given. Otherwise the Trustee shall vote as it, in its sole discretion, shall determine.

                              EXPENSES AND CHARGES

    Part A--Summary of Essential Information lists the estimated annual Trust expenses. If actual expenses exceed the estimated amounts, the Trust will bear the excess.

ORGANIZATION COSTS

    You and the other unit holders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of the Trust. These costs and charges will include:

    - the cost of the preparation, printing and execution of the Indenture, Registration Statement and other documents relating to the Trust

    - Federal and State registration fees and costs

    - the initial fees and expenses of the Trustee

    - legal and auditing expenses.

    The Sponsor will pay advertising and selling expenses at no cost to the Trust.

TRUST FEES AND EXPENSES

    The Sponsor's fee, earned for portfolio supervisory services, is based upon the largest number of Units outstanding during the computation period. The Sponsor's fee as set forth in "Summary of Essential Information" may exceed the actual costs of providing portfolio supervisory services for this Trust. At no time will the total amount the Sponsor receives for portfolio supervisory services rendered to all series of the Morgan Stanley Dean Witter Select Equity Trust in any calendar year exceed the aggregate cost to it of supplying such services in such year.

    Under the Indenture and Agreement for its services as Trustee and evaluator, the Trustee receives the fee set forth in "Summary of Essential Information". The Trust bears certain regular expenses of the Trust, including certain mailing and printing expenses.

    The Sponsor's fee, the Trustee's fees and the Trust expenses accrue daily but are payable only on or before each Distribution Date from the Income Account, to the extent funds are available and thereafter from the Principal Account. Any of such fees may increase without approval of you or the other Unit Holders in proportion to increases under the classification "All Services Less Rent" in the Consumer Price Index published by the United States Department of Labor or, if no longer published, a similar index.

The Trustee, pursuant to normal banking procedures, also receives benefits to the extent that it holds funds on deposit in various non-interest bearing accounts created under the Indenture and Agreement. If the actual expenses exceed the estimated amounts, the excess expenses will be borne by the Trust.

OTHER CHARGES

    The Trust does or may incur the following additional charges as more fully described in the Indenture and Agreement:

    - fees of the Trustee for extraordinary services

    - expenses of the Trustee, including legal and auditing expenses, and of counsel that the Sponsor designated

    - various governmental charges

    - expenses and costs of any action the Trustee takes to protect the Trust and the rights and interests of you and the other Unit Holders

    - indemnification of the Trustee for any loss, liability or expenses it incurred in the administration of the Trust without gross negligence, bad faith, wilful malfeasance or wilful misconduct on its part or reckless disregard of its obligations and duties

    - indemnification of the Sponsor for any losses, liabilities and expenses incurred in acting as Sponsor or Depositor under the Agreement without gross negligence, bad faith, wilful malfeasance or wilful misconduct or reckless disregard of its obligations and duties

    - expenditures incurred in contacting Unit Holders upon termination of the Trust, and

    - brokerage commissions or charges incurred in connection with the purchase or sale of Securities.

PAYMENT

    The fees and expenses set forth herein are payable out of the Trust. When the Trustee pays them or when they are owed to the Trustee, they are secured by a lien on the Trust. Dividends on the Securities are expected to be sufficient to pay the estimated expenses of the Trust. If the balances in the Income and Principal Account are insufficient to provide for amounts payable by the Trust, the Trustee has the power to sell Securities to pay such amounts. To the extent that the Trustee sells Securities, the size of the Trust will decline and the proportions of the types of Securities may change. Such sales might be required at a time when Securities would not otherwise be sold. These sales might result in lower prices than might otherwise be realized. Moreover, due to the minimum lot size in which Securities may be required to be sold, the proceeds of such sales may exceed the amount necessary for the payment of such fees and expenses.

                          ADMINISTRATION OF THE TRUST

RECORDS AND ACCOUNTS

    The Trustee will keep records and accounts of all transactions of the Trust at its unit investment trust office at 101 Barclay Street, New York, New York 10286. Unit Holders may inspect these records and accounts at reasonable times during normal business hours. The Trustee will additionally keep on file for inspection by Unit Holders an executed copy of the Indenture and Agreement together with a current list of the Securities then held in the Trust. In connection with the storage and handling of certain Securities deposited in the Trust, the Trustee is authorized to use the services of Depository Trust Company. These services would include safekeeping of the Securities, coupon-clipping, computer book-entry transfer and institutional delivery services.

DISTRIBUTION

    The Record Dates and the Distribution Dates are set forth in Part A of this prospectus. See "Summary of Essential Information." The distributions will be an amount equal to:

    the Unit Holder's pro rata portion of the amount of dividend income received by the Trust plus

    - proceeds of the sale of Portfolio Securities, including capital gains, not used for the redemption of Units, if any, less

    - the Trustee's fees and expenses and less the Sponsor's portfolio supervision fees.

    Distributions for the account of beneficial owners of Units registered in "street name" that the Sponsor holds will be made to the investment account of such beneficial owners maintained with the Sponsor. Whenever regulatory or tax purposes require or wherever the Sponsor directs, the Trustee may make special distributions on special distribution dates to Unit Holders of record on special record dates that the Trustee declares.

    The Trustee credits dividends payable to the Trust as a holder of record of its Securities to an Income Account, as of the date on which the Trust is entitled to receive such dividends. The Trustee credits to a Principal Account other receipts, including (1) return of investment and gain and (2) amounts received upon the sale, pursuant to the Indenture and Agreement, of rights to purchase other Securities distributed in respect of the Securities in the Portfolio. The Trust will distribute the following to each Unit Holder as of a Record Date on the next following Distribution Date or shortly thereafter. The distribution shall consist of:

    - an amount approximately equal to the dividend income per Unit, after deducting estimated expenses, if any, plus

    - your pro rata share of the distributable cash balance of the Principal Account.

    The Trustee will hold proceeds it receives from the disposition of any of the Securities which are not used for redemption of Units in the Principal Account until it distributes those proceeds on the Distribution Date following receipt of them. The Trustee does not need to make a distribution from the Principal Account if the balance therein is less than $1.00 per 100 Units outstanding. The Trustee may create a Reserve Account by withdrawing from the Income or Principal Accounts, from time to time, such amounts as it deems necessary to establish a reserve for any taxes or other governmental charges that may be payable out of the Trust. Funds the Trustee holds in the various accounts created under the Indenture are non-interest bearing to Unit Holders. The Trustee receives the benefit of holding such funds which are interest bearing to it.

    On each Deferred Sales Charge Payment Date the Trustee will sell Securities pro rata in an amount equal to $2.50 per 100 Units. The Trustee will use the money it obtains to pay the Deferred Sales Charge and will distribute the proceeds to the Sponsor.

    The Trustee will follow a policy that it will place securities acquisition or disposition transactions with a broker or dealer only if it expects to obtain favorable prices and executions of orders. The Trustee generally makes transactions in Securities held in the Trust in brokerage transactions, as distinguished from principal transactions. In connection with the brokerage transactions, the Sponsor may act as broker and receive commissions if the Trustee expects to obtain the most favorable prices and execution. In placing Securities transactions, the Trustee will not consider the furnishing of statistical and research information to the Trustee by any of the securities dealers through which the Trustee executes transactions.

PORTFOLIO SUPERVISION

    The Trustee will adjust the original proportionate relationship between the number of shares of each Security in the Trust to reflect:

    - the occurrence of a stock dividend

    - a stock split

    - merger

    - reorganization or

    - a similar event which affects the capital structure of the issuer of a Security in the Trust but which does not affect the Trust's percentage ownership of the common stock equity of such issuer at the time of such event.

    If the Trust receives the securities of another issuer as the result of (1) a merger or reorganization of, (2) a spin-off, (3) a split-off or (4) a split-up by the issuer of a Security included in the original portfolio, the Trust may:

    - hold those securities as if they were one of the Securities initially deposited and

    - adjust the proportionate relationship accordingly for all future subsequent deposits.

    The Sponsor or the Trustee does not "manage" the Portfolio of the Trust. Only the provisions of the Indenture and Agreement govern their activities described below. The Sponsor may direct the Trustee to dispose of Securities upon:

    - failure of the issuer of a Security in the Trust to declare or pay anticipated cash dividends

    - institution of certain materially adverse legal proceedings

    - default under certain documents materially and adversely affecting future declaration or payment of dividends, or

    - the occurrence of other market or credit factors that in the opinion of the Sponsor would make the retention of such Securities in the Trust detrimental to the interests of the Unit Holders.

    The Sponsor will direct the Trustee to sell Securities to pay portions of the Deferred Sales Charge. Except as otherwise discussed herein, the acquisition of any Securities for the Trust other than those initially deposited and those deposited in order to create additional Units, is prohibited. The Indenture authorizes the Sponsor to direct the Trustee to invest the proceeds of any sale of Securities not required for the redemption of Units in eligible money market instruments. The Sponsor will select these instruments, which will include only
(1) negotiable certificates of deposit or (2) time deposits of domestic banks which are members of the Federal Deposit Insurance Corporation and which have, together with their branches or subsidiaries, more than $2 billion in total assets. However, the Trust may hold certificates of deposit or time deposits of smaller domestic banks provided the deposit does not exceed the insurance coverage on the instrument, which currently is $100,000. Also, the Trust's aggregate holding of certificates of deposit or time deposits that the Trustee issued may not exceed the insurance coverage of such obligations. U.S. Treasury notes or bills, which the Trust shall hold until the maturity thereof, must mature prior to the earlier of the next following Distribution Date or 90 days after receipt. The Trust shall distribute the principal and interest of each Treasury note or bill, to the extent such interest is not used to pay Trust expenses, on the earlier of the 90th day after receipt or the next following Distribution Date.

    During the life of the Trust, the Sponsor, as part of its administrative responsibilities, shall conduct reviews to determine whether or not to recommend the disposition of Securities. In addition, the Sponsor shall undertake to perform such other reviews and procedures as it may deem necessary in order for it to give the consents and directions, including directions as to voting on the underlying Securities, that the Indenture and Agreement require. The Sponsor shall receive the portfolio supervisory fee referred to under "Summary of Essential Information" for (1) performing the administrative services in making such recommendations and (2) giving such consents and directions, and (3) making the reviews called for in connection therewith.

VOTING OF THE PORTFOLIO SECURITIES

    The Indenture and Agreement states that the Trustee will exercise voting rights with respect to the Portfolio Securities and Replacement Securities, if any, in accordance with the Indenture or the directions that the Sponsor gives.

REPORTS TO UNIT HOLDERS

    With each distribution, the Trustee will furnish to Unit Holders a statement of the amount of income and other receipts distributed, including the proceeds of the sale of the Securities. The statement shall express proceeds in each case as a dollar amount per Unit.

    Within a reasonable period of time after the last Business Day in each calendar year, but not later than February 15, the Trustee will furnish to each person who at any time during such calendar year was a Unit Holder of record a statement setting forth:

        1.  As to the Income and Principal Account:

    - the amount of income received on the Securities;

    - the amount paid for redemption of Units;

    - the deductions for applicable taxes or other governmental charges, if any, and fees and expenses of the Sponsor, the Trustee and counsel;

    - the deductions of portions of the Deferred Sales Charge;

    - the amounts distributed from the Income Account;

    - any other amount credited or deducted from the Income Account; and

    - the net amount remaining after such payments and deductions expressed both as a total dollar amount and as a dollar amount per Unit outstanding on the last business day of such calendar year.

        2.  The following information:

    - a list of the Securities as of the last business day of such calendar year;

    - the number of Units outstanding as of the last business day of such calendar year;

    - the Unit Value (as defined in the Agreement) based on the last Evaluation made during such calendar year; and

    - the amounts actually distributed during such calendar year from the Income and Principal Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts per Unit outstanding on the Record Dates for such distributions.

AMENDMENT

    The Trustee and the Sponsor or their respective successors may amend the Indenture and Agreement from time to time without the consent of any of the Unit Holders

    - to cure any ambiguity or to correct or supplement any provision contained therein which may be defective or inconsistent with any other provision contained therein;

    - to change any provision thereof as the Securities and Exchange Commission or any successor governmental agency exercising similar authority may require; or

    - to make such other provision in regard to matters or questions arising thereunder as shall not adversely affect the interest of the Unit Holders.

    The parties to the Indenture and Agreement may also amend that document from time to time or they may waive the performance of any of the provisions of the Indenture and Agreement for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture and Agreement or of modifying in any manner the rights of the Unit Holders, if the express written consent of Holders of Units evidencing 51% of the Units at the time outstanding under the Indenture and Agreement is obtained. No party, however, may amend the Indenture and Agreement, or waive may any provision thereof, so as to (1) increase the number of Units issuable in respect of the Trust above the aggregate number specified in Part 2 of the Agreement or such lesser amount as may be outstanding at any time during the term of the Indenture except as the result of the deposit of additional Securities, as therein provided, or reduce the relative interest in the Trust of any Unit Holder without his consent, (2) permit the deposit or acquisition thereunder of securities or other property either in addition to or in substitution for any of the Securities except in the manner permitted by the Trust Indenture as in effect on the date of the first deposit of Securities or permit the Trustee to engage in business or investment activities not specifically authorized in the Indenture and Agreement as originally adopted or (3) adversely affect the characterization of the Trust as a grantor trust for federal income tax purposes.

TERMINATION

    The Indenture and Agreement provides that the Trust will be liquidated during the Liquidation Period as set forth under "Summary of Essential Information" and terminated at the end of such period. Additionally, if the value of the Trust as shown by any Evaluation is less than forty percent (40%) of the value of the Securities deposited in the Trust on the Initial Date of Deposit and acquired afterwards thereafter, the Trustee will, if the Sponsor directs in writing, terminate the Trust. The Trust may also be terminated at any time by the written consent of Unit Holders owning 51% or more of the Units then outstanding. Unit Holders will receive final distributions according to their Election Instructions. Final distributions are the Unit Holders pro rata distributions realized from the sale of Portfolio Securities plus any other Trust assets, less Trust expenses. The Election Instructions will provide for the following distribution options: (1) cash distributions; (2) distributions "in kind"; or (3) investment of the distributions attributable to your Units in units of a subsequent new series of the Morgan Stanley Dean Witter Select Equity Trust (the "New Series") as the Sponsor designates if the New Series is offered at such time (the "Rollover Option"). Unit Holders who do not tender properly completed Election Instructions to the Trustee will be considered to have elected a cash distribution.

    CASH OR "IN KIND" DISTRIBUTIONS. Unit Holders who hold Units at termination will receive distributions in respect of their Units in cash. Unitholders may, however, indicate to the Trustee that they wish to receive termination distributions "in kind". To do so, return to the Trustee properly completed Election Instructions that the Trustee distributed to such Unit Holders of record 45 days prior to the Termination Date. You do not need any minimum number of Units to elect an in kind distribution. The Trustee will duly honor such election instructions that it receives on or before the In Kind Distribution Date. You will be entitled to receive whole shares of each of the underlying Portfolio Securities and cash from the Principal Account equal to the fractional shares to which you are entitled. If you receive distributions of Securities "in kind", you may incur brokerage and odd-lot costs in converting Securities so received into cash. The Trustee will transfer the Securities to be delivered in kind to your account and for disposition in accordance with your instructions.

    NON IN-KIND ROLLOVER OPTION. You may elect to invest the distributions attributable to your Units in units of a New Series subject only to the deferred sales charge on the units of the New Series. It is expected that the terms of the New Series will be substantially the same as the terms of the Trust described in this Prospectus. It is also expected that similar options to invest in a subsequent series of the Trust will be exercisable as respects termination distributions from each New Series of the trust approximately one year after that New Series' creation. The availability of this option does not constitute a solicitation of an offer to purchase Units of a New Series or any other security. We will treat your election to exercise this option as an indication of interest only. At any time prior to your purchase of units of a New Series, you may change your investment strategy and receive, in cash, the proceeds of the sale of the Securities.

    IN-KIND ROLLOVER OPTION. The Sponsor may offer Unit Holders the ability to "roll over" their Units of the Trust for Units of a subsequent series as set forth below. It such feature is offered, the following structure will be implemented for such rollovers. Although the Sponsor may offer Unit Holders this additional termination alternative, the Sponsor reserves the right in its sole discretion to decline to offer such alternative for any reason. If the Sponsor determines to offer such alternative, it will notify Unit Holders, who will then notify the Sponsor whether they wish to participate. Such rollover will occur at least 30 days prior to but not more than 65 days prior to the scheduled termination of the Terminating Trust.


    If you desire to reinvest your interests in units of the Trust in Units of a newly created series of Morgan Stanley Dean Witter Select Equity Trust, Morgan Stanley High-Technology 35 Index Portfolio, you may do so by so advising your account executive. Such exchange will be effected by an in-kind redemption from the Terminating Trust and subsequent in kind deposit with the Trustee of the New Trust, as follows:


    The Bank of New York will act as agent on your behalf in connection with the creation of a Unit of the New Trust. The Agent will deposit the number and types of securities constituting a Unit of the New Trust in kind in the New Trust. Certain stocks contained in the Terminating Trust are likely to be included in the portfolio of the New Trust. A Unit Holder in the Terminating Trust electing to receive his interest in such Terminating Trust in kind and desiring to purchase Units in the New Trust by an in kind contribution to the New Trust would direct the Agent to carry out the transactions necessary to consummate the in kind deposit. The Agent would have the authorization to receive your in kind distribution from the Terminating Trust and to assemble and deposit, on your behalf, the package of stocks needed to make up a Unit in the New Trust. Such assembly and deposit would include an in kind contribution to the New Trust of an appropriate amount of your interest in Duplicated Stocks. The Agent would sell securities distributed in kind from the Terminating Trust not required to make up a Unit in the New Trust. The Agent would utilize the cash proceeds of each sale to purchase the stocks, other than the Duplicated Stocks, necessary to constitute a Unit of the New Trust. The proceeds of such sales will be reduced and the cost of such purchases will increase by any applicable brokerage commissions. If additional cash is necessary to purchase stocks, you would pay such cash to the Agent. You would receive any cash not used to make up a Unit in the New Trust. The Agent will sell fractional interests received from the Terminating Trust. The Agent will use the cash proceeds of such sale to purchase securities for deposit in the New Trust. If the Agent does not use the proceeds for those purposes, the Agent will distribute them to you. Upon receipt of the in kind deposit, the Trustee will issue the appropriate number of Units in the New Trust to the Unit Holder on whose behalf the Agent acted. If you acquire units pursuant to an in-kind deposit into a New Trust from a Terminating Trust, you will not be subject to an Initial Sales Charge on these units. You will be subject only to a Deferred Sales Charge.

    We will also offer the ability to purchase Units of the New Trust by the deposit of securities in kind to persons who were not Unit Holders in a Terminating Trust. Any such person may contribute whole shares in kind to a New Trust. Such person will be required to pay the Initial Sales Charge to the Sponsor in connection with the in kind purchase of Units. These Units will be subject to a Deferred Sales Charge.

    METHOD OF SECURITIES DISPOSAL. The Trustee will begin to sell the remaining Securities held in the Trust on the next business day following the In-Kind Date. Since the Trust is not managed, Securities in the Portfolio must be sold in accordance with the Indenture. The Indenture provides for sales over a period of days or on any one day during the Liquidation Period set forth in the "Summary of Essential Information". The Trustee will deposit proceeds of such sales into the Trust. The Trustee will hold those proceeds in a non-interest bearing account to Unit Holders until distributed, and the Trustee will receive benefit from such proceeds. The sales of Portfolio Securities may tend to depress the market prices for such Securities and thus reduce the proceeds available to Unit Holders. The Sponsor believes that gradual liquidation of Securities during the Liquidation Period may mitigate negative market price consequences stemming from the trading of large volumes of Securities over a short period of time. There can be no assurance, however, that such procedures will effectively mitigate any adverse price consequences of heavy volume trading or that such procedures will produce a better price for Unit Holders than might have been obtained had all the Securities been sold on one particular day during the Liquidation Period.

    After (1) deducting brokerage charges and costs incurred in connection with the sale of Securities, any fees and expenses of the Trust and (2) paying into the Reserve Account any amount required for taxes or other governmental charges that may be payable by the Trust, the Trustee will distribute to each Unit Holder after due notice of such termination, the Unit Holders pro rata share of the Income and Principal Accounts. The sale of Securities in the Trust upon termination may result in a lower amount than might otherwise be realized it such sale were not required at such time. For this reason, among others, the amount you may realize upon termination may be less than the amount you paid for Units.

    The Division of Investment Management of the SEC believes that the rollover option constitutes an "exchange offer", for the purposes of Section 11(c) of the Investment Company Act of 1940, and would therefore be prohibited absent an exemptive order. The Sponsor has obtained an exemptive order under Section 11(c) which it believes permits it to offer the rollover. There can be no assurance that the SEC will concur with the Sponsor's position. Additional regulatory approvals may be required.

                       RESIGNATION, REMOVAL AND LIABILITY

REGARDING THE TRUSTEE

    The Trustee shall be under no liability for:

    - any action taken in good faith in reliance on apparently properly executed documents or

    - for the disposition of cash or Securities in the Trust.

The Trustee shall not be liable or responsible in any way for depreciation or loss incurred by reason of the Trustee's the disposition of any Securities. However, the Trustee shall be liable for wilful misfeasance, bad faith or gross negligence in the performance of its duties. The Trustee shall also be liable by reason of its reckless disregard of its obligations and duties under the Indenture and Agreement. In the event of a failure of the Sponsor to act, the Trustee may act under the Indenture and Agreement. In that case, the Trustee shall not be liable for any such action taken by it in good faith. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon the Trust or in respect of the Securities or the interest thereon. The Agreement also contains other customary provisions limiting the liability of the Trustee and providing for the indemnification of the Trustee for any loss or claim accruing to it without (1) gross or extreme negligence, (2) bad faith, (3) wilful misconduct, (4) wilful misfeasance or (5) reckless disregard of its duties and obligations under the Agreement on its part.

    The Trustee or any successor may resign by executing an instrument in writing, filing the instrument with the Sponsor and mailing a copy of such notice of resignation to all Unit Holders then of record. Upon receiving such notice, the Sponsor will use its best efforts to appoint a successor Trustee promptly. If the Trustee becomes incapable of acting or becomes bankrupt or if public authorities take over its affairs by, or if the Sponsor determines to remove the Trustee for any reason, either with or without cause, the Sponsor may remove the Trustee and appoint a successor as provided in the Agreement. If within 30 days of the resignation of a Trustee the Sponsor has not appointed a successor or, if appointed, has not accepted the appointment, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a Trustee becomes effective only when the successor Trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor Trustee.

REGARDING THE SPONSOR

    The Sponsor shall be under no liability to the Trust or to Unit Holders for taking any action or for refraining from any action in good faith or for errors in judgment. Likewise, the Sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the disposition of any Security. The Sponsor will, however, be liable for (1) its own wilful misfeasance, (2) wilful misconduct, (3) bad faith, (4) gross negligence or (5) reckless disregard of its duties and obligations under the Agreement.

    If at any time the Sponsor (1) shall resign under the Agreement or (2) shall fail or be incapable of performing its duties thereunder or (3) shall become bankrupt or (4) public authorities take over its affairs by, the Agreement directs the Trustee to act. The Trustee shall either (1) appoint a successor Sponsor or Sponsors at rates of compensation that the Trustee finds reasonable and which does not exceed amounts prescribed by the Securities and Exchange Commission, or (2) terminate the Trust Indenture and Agreement and the Trust and liquidate the Trust. The Trustee will promptly notify Unit Holders of any such action.

                                 MISCELLANEOUS

SPONSOR

    Dean Witter Reynolds Inc. is a principal operating subsidiary of Morgan Stanley Dean Witter & Co., a publicly-held corporation. On May 31, 1997, Dean Witter, Discover & Co., Dean Witter's former parent company, and Morgan Stanley Group Inc. merged to form Morgan Stanley Dean Witter & Co. Dean Witter is a financial services company that provides to its individual, corporate, and institutional clients services as

    - a broker in securities and commodities

    - a dealer in corporate, municipal, and government securities an investment banker

    - an investment adviser, and

    - an agent in the sale of life insurance and various other products and services. Dean Witter is a member firm of the New York Stock Exchange, the American Stock Exchange, other major securities exchanges and the National Association of Securities Dealers. Dean Witter currently services its clients through a network of more than 350 domestic and international offices with approximately 11,000 financial advisors servicing individual and institutional client accounts.

TRUSTEE

    The Trustee is The Bank of New York. It is a New York Bank with its principal executive office located at 101 Barclay Street, New York, New York 10286. The Trustee is organized under the laws of the State of New York, is a member of the New York Clearing House Association and is subject to supervision and examination by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System. Unit Holders should direct inquiries regarding distributions, address changes and other matters relating to the administration of the Trust to the Trustee at Unit Investment Trust Division, P.O. Box 974, Wall Street Station, New York, New York 10268-0974.

LEGAL OPINIONS

    Cahill Gordon & Reindel, a partnership including a professional corporation, 80 Pine Street, New York, New York 10005, as special counsel for the Sponsor has passed upon the legality of the Units offered hereby.

                                    AUDITORS

    Deloitte & Touche LLP, certified public accountants has audited the Statement of Financial Condition and Schedule of Portfolio Securities of this series of the Morgan Stanley Dean Witter Select Equity Trust included in this Prospectus. Deloitte & Touche LLP has provided a report as set forth in Part A of this Prospectus. The Statement and Schedule are included in reliance upon such report given upon the authority of that firm as experts in accounting and auditing.

  YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR THAT WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS NOT CONTAINED IN THIS DOCUMENT. THE REGISTRATION STATEMENT FOR THE TRUST AND ITS EXHIBITS, WHICH HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, CONTAIN INFORMATION THAT IS NOT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE.

                               TABLE OF CONTENTS


                                                                        PAGE
                                                                        -----
PART A
Summary of Essential Information......................................      i
Independent Auditors' Report..........................................      x
Statement of Financial Condition......................................     xi
Schedule of Portfolio Securities......................................   xiii
PART B
Introduction..........................................................      1
The Trust.............................................................      1
    Objectives and Securities Selection...............................      1
    Summary Description of the Portfolio..............................      1
    Risk Factors......................................................      2
    Reimbursement Costs...............................................      8
Unit Creation--Deposit of Securities..................................      8
Tax Status of the Trust...............................................     10
Retirement Plans......................................................     11
Public Offering of Units..............................................     13
    Public Offering Price.............................................     13
    Public Distribution...............................................     14
    Secondary Market..................................................     15
    Profit of Sponsor.................................................     15
    Volume Discount...................................................     16
Redemption............................................................     16
    Right of Redemption...............................................     16
    Redemption Procedures.............................................     17
    Computation of Redemption Price...................................     18
    Postponement of Redemption........................................     19
Exchange Option.......................................................     20
Reinvestment Program..................................................     22
Rights of Unit Holders................................................     22
    Unit Holders......................................................     22
    Certain Limitations...............................................     22
Expenses and Charges..................................................     23
    Organization Costs................................................     23
    Trust Fees and Expenses...........................................     23
    Other Charges.....................................................     24
    Payment...........................................................     24
Administration of the Trust...........................................     24
    Records and Accounts..............................................     24
    Distribution......................................................     25
    Portfolio Supervision.............................................     25
    Voting of the Portfolio Securities................................     27
    Reports to Unit Holders...........................................     27
    Amendment.........................................................     27
    Termination.......................................................     28
Resignation, Removal and Liability....................................     30
    Regarding the Trustee.............................................     30
    Regarding the Sponsor.............................................     31
Miscellaneous.........................................................     31
    Sponsor...........................................................     31
    Trustee...........................................................     31
    Legal Opinions....................................................     32
Auditors..............................................................     32


      37621

[LOGO] MORGAN STANLEY/DEAN WITTER
SELECT EQUITY TRUST

MORGAN STANLEY
HIGH-TECHNOLOGY

35 INDEX-SM- PORTFOLIO
99-2

------------------------
(A Unit Investment Trust)

----------------------------------------
MORGAN STANLEY DEAN WITTER
------------------------------------

             READ AND RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE.

This prospectus may be used as a preliminary prospectus for a future series, such as when Units of this Trust are no longer available, or for Investors who will reinvest into subsequent series of the Trust. In such cases, Investors should note that:

    The information in this prospectus is not complete and may be changed. A registration statement relating to securities of a future series has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

    MORGAN STANLEY DEAN WITTER IS A SERVICE MARK OF MORGAN STANLEY DEAN WITTER & CO.

PART II.  ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

            CONTENTS OF REGISTRATION STATEMENT

          This registration statement on Form S-6 comprises the following documents:

          The facing sheet.

          The Cross Reference Sheet.

          The Prospectus.

          The signatures.

          Written consents of the following persons:

               - Cahill Gordon & Reindel (included in Ex-
                 hibit 5)
               - Deloitte & Touche LLP

The following Exhibits:

   ****EX-3(i)   Certificate of Incorporation of Dean Witter
                 Reynolds Inc.

  ****EX-3(ii)   By-Laws of Dean Witter Reynolds Inc.

       *EX-4.1 Trust Indenture and Agreement, dated Septem-ber 30, 1993.

      *EX-4.15   Amendment to Exhibit 4.1, dated December 30,
                 1997.


      **EX-4.2   Reference Trust Agreement, dated April 13,
                 1999.


        **EX-5 Opinion of counsel as to the legality of the securities being registered.

     **EX-23.1   Consent of Independent Auditors.

     **EX-23.2   Consent of Cahill Gordon & Reindel (included in
                 Exhibit 5).

      ***EX-24 Powers of Attorney executed by a majority of the Board of Directors of Dean Witter Reynolds
                 Inc.

         EX-99 Information as to Officers and Directors of Dean Witter Reynolds Inc. is incorporated by reference to Schedules A and D of Form BD filed by Dean Witter Reynolds Inc. pursuant to Rule 15b1-1 and 15b3-1 under the Securities Exchange Act of 1934 (1934 Act File No. 8-14172).

_________________________




* Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Dean Witter Select Equity Trust, Selected Opportunities Series 18, Registration no. 33-50105 and as an exhibit to Dean Witter Select Equity Trust, Select 10 Industrial Portfolio 98-1, Registration No. 333-41785.

**   Filed herewith.

***  Previously filed.

**** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Sears Tax-Exempt Investment Trust, Insured Long Term Series 33 and Long Term Municipal Portfolio Series 106, Registration numbers 33-38086 and 33-37629, respectively.

                                       SIGNATURES



          The Registrant, Morgan Stanley Dean Witter Select Equity Trust, Morgan Stanley High-Technology 35 Index Portfolio 99-2, hereby identifies the Dean Witter Select Equity Trust, Morgan Stanley High-Technology 35 Index Trust Series 1 for purposes of the representations required by Rule 487 and represents the following:



     1) That the portfolio securities deposited in the series with respect to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;



     2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statement for such previous series as to which the effective date was determined by the Commission or the staff; and



     3)   That it has complied with Rule 460 under the Securities Act of 1933.




          Pursuant to the requirements of the Securities Act of 1933, the registrant, Morgan Stanley Dean Witter Select Equity Trust, Morgan Stanley High-Technology 35 Index Portfolio 99-2 has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New
York on the 13th day of April, 1999.

                         MORGAN STANLEY DEAN WITTER
                         SELECT EQUITY TRUST,
                         MORGAN STANLEY HIGH-TECHNOLOGY 35
                         INDEX PORTFOLIO 99-2
                         (Registrant)


                         By:  Dean Witter Reynolds Inc.
                              (Depositor)

                              /s/Thomas Hines
                              ---------------------
                              Thomas Hines
                              Authorized Signatory

          Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed on behalf of Dean Witter Reynolds Inc., the Depositor, by the following person in the following capacities and by the following persons who constitute a majority of the Depositor's Board of Directors in the City of New York, and State of
New York, on this 13th day of April, 1999.


Name                          Office
----                          ------

Philip J. Purcell             Chairman & Chief       )
                              Executive Officer      )
                              and Director           )
Richard M. DeMartini          Director
Robert J. Dwyer               Director
Christine A. Edwards          Director
James F. Higgins              Director
Mitchell M. Merin             Director
Stephen R. Miller             Director
Richard F. Powers III         Director
Thomas C. Schneider           Director
William B. Smith              Director

                              By:  /s/Thomas Hines
                                   -----------------
                                   Thomas Hines
                                   Attorney-in-fact*
____________________

* Executed copies of the Powers of Attorney of the Board Members listed below have been filed with the Securities and Exchange Commission in connection with Amendment No. 1 to the Registration Statement on Form S-6 for Dean Witter Select Equity, Select 10 Industrial Portfolio 97-1, File No. 333-16839, Amendment No. 1 to the Registration Statement on Form S-6 for Dean Witter Select Equity Trust, Select 10 Industrial Portfolio 96-4, File No. 333-10499 and the Registration Statement on Form S-6 for Dean Witter Select Equity Trust, Select 10 International Series 95-1, File No. 33-56389.

                         Exhibit Index
                              To
                           Form S-6
                    Registration Statement
               Under the Securities Act of 1933

Exhibit No.              Title of Document
-----------              -----------------

 ****EX-3(i)     Certificate of Incorporation of Dean
                 Witter Reynolds Inc.

****EX-3(ii)     By-Laws of Dean Witter Reynolds Inc.

     *EX-4.1     Trust Indenture and Agreement, dated
                 September 30, 1993.

    *EX-4.15     Amendment to Exhibit 4.1, dated Decem-
                 ber 30, 1997.

    **EX-4.2     Reference Trust Agreement, dated April
                 13, 1999.

      **EX-5     Opinion of counsel as to the legality
                 of the securities being registered.

   **EX-23.1     Consent of Independent Auditors.

     EX-23.2     Consent of Cahill Gordon & Reindel
                 (included in Exhibit 5).

    ***EX-24     Powers of Attorney executed by a major-
                 ity of the Board of Directors of Dean
                 Witter Reynolds Inc.

       EX-99     Information as to Officers and Direc-
                 tors of Dean Witter Reynolds Inc. is
                 incorporated by reference to Schedules
                 A and D of Form BD filed by Dean Witter
                 Reynolds Inc. pursuant to Rule 15b1-1
                 and 15b3-1 under the Securities Ex-
                 change Act of 1934 (1934 Act File No.
                 8-14172).


_________________________

* Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Dean Witter Select Equity Trust, Selected Opportunities Series 18, Registration No. 33-50105 and as an exhibit to Dean Witter

     Select Equity Trust, Select 10 Industrial Portfolio 98-1, Registration No. 333-41785.
**   Filed herewith.
***  Previously filed.
**** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Sears Tax-Exempt Investment Trust, Insured Long Term Series 33 and Long Term Municipal Portfolio Series 106, Registration Nos. 33-38086 and 33-37629.